As filed with the Securities and Exchange Commission on June 6, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CERADYNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0055414
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3169 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joel P. Moskowitz

Chairman, Chief Executive Officer and President

Ceradyne, Inc.

3169 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert E. Rich, Esq. Numan J. Siddiqi, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	Gregory M. Gallo, Esq. Scott M. Stanton, Esq. Laura G. Sand, Esq. Gray Cary Ware & Freidenrich LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121 (858) 677-1400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock ($0.01 par value)	2,070,000 shares	$16.13	$33,389,100	$2,702

(1)	Includes 270,000 shares which may be sold upon exercise of the underwriters’ over-allotment option.
(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the registrant’s common stock on the Nasdaq National Market on June 4, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2003

PROSPECTUS

1,800,000 Shares

[Ceradyne, Inc. Logo]

Common Stock

We are offering 1,500,000 shares of our common stock. The selling stockholder identified in this prospectus is offering an additional 300,000 shares of common stock. We will not receive any of the proceeds from the sale of common stock held by the selling stockholder. Our common stock is traded on the Nasdaq National Market under the symbol “CRDN.” On June 4, 2003, the last reported sale price for our common stock was $16.28 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Ceradyne, Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters have a 30-day option to purchase up to an additional 225,000 shares of common stock from us and up to an additional 45,000 shares from the selling stockholder to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Needham & Company, Inc.	A.G. Edwards & Sons, Inc.

The date of this prospectus is                     , 2003

INSIDE FRONT COVER GRAPHICS

The page shows three depictions of Ceradyne products and the applications for which they are used.

Depiction 1 (upper 1/3 of page):	Shows a group of soldiers wearing Ceradyne lightweight ceramic armor, walking across a runway with a helicopter in the background. An extension of the picture to the left shows a Ceradyne armor plate.

Text adjacent to the right side of	Our lightweight ceramic body armor is designed to protect soldiers
Depiction 1:	against battlefield machine gun threats such as recently encountered in Afghanistan and Iraq.

Depiction 2 (middle 1/3 of page):

Shows various images relating to Ceradyne aesthetic ceramic orthodontic brackets including: close up picture of ceramic orthodontic bracket, male wearing ceramic orthodontic brackets, female wearing ceramic orthodontic brackets, and depiction of the manufacturing of ceramic orthodontic brackets.

Text adjacent to the left side of	As part of an exclusive agreement with 3M Unitek, we manufacture
Depiction 2:	aesthetic ceramic orthodontic brackets which are marketed under the brand name Clarity™.

Depiction 3 (lower 1/3 of page):

Shows three pictures related to Ceradyne ceramic diesel engine components. Picture on left shows a class 8 truck. A connected picture to the right shows a diesel engine. A connected picture furthest to the right shows a Ceradyne ceramic cam roller.

Text adjacent, above Depiction 3:

Our sintered reaction bonded silicon nitride (SRBSN) cam rollers are used in high stress areas of the valve train of large diesel engines. These truck engines are designed to meet rigorous environmental standards.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date of this prospectus, but the information may have changed since that date.

Our logo and the name of our products named in this prospectus are our trademarks, trade names or service marks. “Ceralloy®,” “Ceradyne®” and the Ceradyne logo, comprising the stylized letters “CD®,” are our major trademarks registered in the United States and various foreign countries. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors described under the heading “Risk Factors” and elsewhere in this prospectus. All references to “we,” “our,” “us,” “Ceradyne” and the “Company” refer to Ceradyne, Inc. and its subsidiary.

Our Company

We develop, manufacture and market advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Our competitive advantage results from our expertise in ceramic material science as well as our vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from raw material powders to finished product. This allows us to design and manufacture precision, high quality advanced technical ceramic products to meet demanding customer specifications. Our customers include the U.S. government, prime government contractors and large industrial and commercial manufacturers.

In many high performance applications, products made of advanced technical ceramics meet specifications that similar products made of metals, plastics or traditional ceramics cannot achieve. Advanced technical ceramics can withstand extremely high temperatures, combine hardness with light weight, are highly resistant to corrosion and wear, and often have excellent electrical insulation capabilities, special electronic properties and low friction characteristics.

Our primary products include:

•	lightweight ceramic armor for soldiers and military helicopters;

•	aesthetic ceramic orthodontic brackets;

•	durable, reduced friction, ceramic diesel engine components;

•	ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes; and

•	ceramic industrial components for erosion and corrosion resistant applications.

The principal factor contributing to our recent growth in sales is increased demand by the U.S. military for ceramic body armor that protects soldiers. The ongoing adoption of ceramic body armor by the military is driven by a growing recognition of the technical advancement of materials available and the life saving benefits of lightweight ceramic body armor. Recent military conflicts in Afghanistan and Iraq, as well as an increasingly unstable geopolitical climate and the heightened risk of international conflicts, have resulted in increased orders for these products. Ceramic armor contracts generally are awarded in an open competitive bidding process. Our future level of sales of ceramic body armor will depend on our ability to successfully compete for this business.

We have also developed other products that could have a significant impact on our long-term growth, including:

•	missile radomes (nose cones) for the defense industry;

•	ceramic crucibles used for melting silicon in the photovoltaic solar cell manufacturing process;

•	corrosion resistant ceramic components sold to semiconductor equipment manufacturers; and

•	lightweight ceramic armor for incorporation into civilian and military vehicles.

To meet increasingly higher performance standards, advanced technical ceramics have stringent technical manufacturing requirements. We have designed and customized our facilities and capital equipment to enhance our advanced technical ceramic manufacturing processes. We recently implemented lean manufacturing initiatives to lower costs and drive further efficiencies in our manufacturing processes, and are expanding our facilities to add manufacturing capacity.

Our goal is to profitably develop, manufacture and sell advanced technical ceramic components to customers and markets where there is a need for new materials that will increase the efficiency, productivity and life of our customers’ end products. Key elements of our strategy for achieving this goal include:

•	capitalizing on opportunities in the defense market;

•	investing to improve our gross margins and manufacturing efficiencies;

•	identifying new products and markets;

•	continuing to diversify our non-defense revenue base;

•	leveraging our facilities and technologies to address new products and markets; and

•	increasing our international sales.

We conduct our operations primarily from our three domestic manufacturing locations. Our principal executive offices are located at 3169 Red Hill Avenue, Costa Mesa, California 92626, and our telephone number is (714) 549-0421. We maintain a web site at www.ceradyne.com. The reference to our web site address does not constitute incorporation by reference into this prospectus of the information contained at that site. We are organized as a Delaware corporation.

The Offering

Common stock offered by Ceradyne, Inc.	1,500,000 shares

Common stock offered by the selling stockholder	300,000 shares

Common stock to be outstanding after the offering	10,077,734 shares

Use of proceeds

We intend to use approximately $10.5 million of the net proceeds to repay outstanding debt, to expand our production capacity and to purchase machinery and equipment. Remaining proceeds will be used for working capital and other general corporate purposes.

Nasdaq National Market symbol	CRDN

The total number of shares of common stock outstanding after this offering is based on 8,577,734 shares outstanding as of March 31, 2003, and excludes:

•	732,260 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2003, at a weighted average exercise price of $5.36 per share, under our stock option plans;

•	500,000 additional shares of common stock reserved for future issuance under our 2003 Stock Incentive Plan, which was approved by our board of directors in April 2003; and

•	84,310 shares of common stock reserved for issuance under our 1995 Employee Stock Purchase Plan as of March 31, 2003.

Unless otherwise specifically stated, information throughout this prospectus assumes:

•	no exercise of outstanding options to purchase shares of common stock; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

(in thousands, except per share data)

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes beginning on page F-1. The as adjusted data reflects the sale of 1,500,000 shares of our common stock at an assumed public offering price of $16.28 per share in this offering (less estimated underwriting discounts and commissions and estimated offering expenses) and the repayment of outstanding debt.

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Statements of Income Data:						(unaudited)
Net sales	$26,279	$30,382	$45,930	$45,339	$61,238	$14,678	$19,182

Gross profit	4,987	6,708	12,187	12,487	13,081	2,889	4,917
Total operating expenses	5,077	5,477	7,313	8,016	9,112	2,068	2,613

Income (loss) from operations	(90)	1,231	4,874	4,471	3,969	821	2,304
Total other income (expense)	382	328	323	366	163	70	22

Income before taxes	292	1,559	5,197	4,837	4,132	891	2,326
Provision (benefit) for income taxes	10	(44)	104	808	1,447	312	814

Net income	$282	$1,603	$5,093	$4,029	$2,685	$579	$1,512

Net income per share:
Basic	$0.04	$0.20	$0.62	$0.48	$0.32	$0.07	$0.18

Diluted	$0.04	$0.20	$0.61	$0.46	$0.31	$0.07	$0.17

Weighted average number of common shares outstanding:
Basic	8,005	8,070	8,212	8,345	8,486	8,445	8,553
Diluted	8,068	8,189	8,395	8,713	8,759	8,797	8,922

						March 31, 2003
						Actual	As Adjusted
Balance Sheet Data:						(unaudited)
Cash and cash equivalents						$462	$21,034
Working capital						26,600	48,772
Total assets						57,875	78,447
Bank line of credit						1,500	—
Current portion of long-term debt						100	—
Long-term debt, net of current portion						33	—
Stockholders’ equity						$44,845	$67,050

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

A very substantial portion of our revenues is derived from the sale of defense related products, and our failure to obtain new government contracts, the cancellation of government contracts, or a reduction in federal budget appropriations involving our products could materially adversely affect our revenues.

Historically, a very substantial portion of our revenues has been derived from the sale of defense related products, such as ceramic body armor, either directly or indirectly to the U.S. government. We anticipate that a substantial portion of our revenues for the foreseeable future will continue to come from such sales. These contracts typically may be cancelled at any time without penalty, other than our right to be reimbursed for certain expenses. Any cancellations of these government contracts could have material adverse effects on our business, operating results and financial condition.

Our business is highly sensitive to changes in national and international defense and budget priorities. For example, in the first quarter of 2003, our revenues from the sale of ceramic body armor increased significantly due to the U.S. military’s acceleration of its program to equip its soldiers with ceramic body armor systems because of the war in Iraq. Demand for ceramic body armor may decline when the number of body armor systems shipped is sufficient to equip front-line troops, if conflicts in the Middle East and other high risk areas subside, or if U.S. defense budget appropriations are reduced.

Many defense contracts are awarded in an open competitive bidding process, and our past success in winning government contracts does not guarantee that we will win any new contracts in the future. Based upon orders for ceramic body armor received in the first quarter of 2003, we anticipate that revenues from the sale of these products will increase in the second quarter of 2003. However, unless we are successful in winning a new contract for sales of these products through a currently pending competitive bidding process, revenues from sales of these products may decline materially in 2004 from levels we expect to obtain in 2003.

Our revenues and cash flows from the sale of defense related products could also be reduced if a significant number of our government contracts are delayed or cancelled due to cutbacks in defense, homeland security or other federal agency budgets or other reasons. In addition, our failure to successfully compete for and retain such government contracts could have an adverse effect on our revenues and cash flows. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract.

Defects in our products could harm our business and adversely affect our operating results.

Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the products. Detection of such errors could result in delays in shipping and sales during the period required to correct such errors. Real or perceived defects in our products may result in product returns, loss of sales, delays in market acceptance, injury to our reputation and increased warranty costs, which could have an adverse effect on our business, operating results and financial condition. For example, in March 2002, the U.S. government determined that several lots of our small arms protective inserts (SAPI) for lightweight ceramic body armor failed to pass ballistics reverification tests. As a result, we stopped production of our SAPI product, modified the design of our product and resumed shipping approximately four months later. In addition, we agreed to correct or replace at our expense all supplies of our SAPI product sales that did not meet the original contractual requirements. As a result, we recorded a warranty reserve of $650,000 in the second quarter of 2002 against cost of product sales.

If we are unable to effectively increase our manufacturing capacity or improve our product yields in response to increased demand, our gross margins and profitability may suffer.

During 2002, we experienced a sudden increase in demand for ceramic body armor for military personnel and cam rollers for diesel engines. In the effort to meet the sudden increased demand for our products, we suffered from manufacturing inefficiencies, including low product yields, which caused our gross profit margins on these products to suffer.

In response to the increased demand in 2002, we made significant capital expenditures to increase our production capacity for these products and we plan to make significant additional capital expenditures, particularly in connection with the planned relocation and expansion of our operations to Kentucky, and the expansion of our operations in Georgia, to increase our manufacturing capacity. We cannot assure you, however, that our increased production capacity will enable us to manufacture the required quantities of these products in a timely manner. Further, we cannot assure you that demand for cam rollers and ceramic armor will remain at levels sufficient to justify these additional capital expenditures. In addition, in order to satisfy customer demand for these products while achieving acceptable profit margins, we must:

•	achieve significant manufacturing cost reductions through increased efficiency;

•	add manufacturing capacity and personnel; and

•	improve product yields.

There can be no assurance that the profit margins we ultimately achieve on higher volumes of ceramic body armor and cam rollers will be comparable to our historical profit margins.

We are planning to expand our operations in Lexington, Kentucky and to relocate some of our California operations to such facility, and if the expansion and relocation is not managed properly, it could adversely affect our business.

The costs of energy, rental of production facilities and logistics for our California operations continue to increase. We believe these costs would be lower in other parts of the United States. In order to reduce our operating expenses, we are planning to expand our operations in Lexington, Kentucky and to relocate some of our California operations to such facility. Managing this expansion and relocation effort will put pressures on our operational, financial and managerial resources. We cannot assure you that we will be able to complete the expansion or relocation in a timely manner or within our capital expenditure budgets. We cannot assure you that we will realize anticipated cost savings or that energy costs in Kentucky will remain at expected levels over time. Any delay in completion of the expansion and relocation, budget overruns or an increase in energy costs in Kentucky could adversely affect our profitability.

The expansion and relocation will involve substantial expense, including capital expenditures, and could disrupt operations. Certain of our contracts contain punitive provisions for missed deadlines. We cannot guarantee that the expansion or relocation will not cause a disruption in our operations that results in missed deadlines and payments of penalties under these contracts. Moreover, some of the capital equipment for our Kentucky facility will be specially designed and built to our requirements. This equipment is complex and has not been constructed previously. As a result, we cannot assure you that it will operate as planned or that we will be able to complete the construction of this equipment on time or within our budget.

To effectively manage this expansion and relocation effort, we must:

•	add new, or move existing, manufacturing capacity and equipment to our Lexington, Kentucky facility;

•	engage, train and manage managerial and production personnel or relocate such personnel from our California operations; and

•	implement and improve our operational, financial and management information systems.

Any failure to effectively manage this expansion and relocation effort could have material adverse effects on our business, operating results and financial condition.

Growth in our operations may strain our resources, and if we fail to successfully manage our growth, our business could be harmed.

The increase in orders for ceramic body armor for military personnel and cam rollers for diesel engines, as well as the introduction of new products, is placing, and will continue to place, a significant strain on our operational, financial and managerial resources and personnel. To effectively manage our growth, we must:

•	add manufacturing capacity and personnel;

•	continue to implement and improve our operational, financial and management information systems;

•	develop the management skills of our managers and supervisors;

•	add new management personnel and improve the expertise of existing management personnel; and

•	train, motivate and manage our employees.

Any failure to effectively manage growth could have material adverse effects on our business, operating results and financial condition.

Our failure to compete successfully against current and future competitors could adversely affect our business.

Our products compete with advanced technical ceramics products from other companies, as well as with high strength steel alloys and plastic products.

When competing with other advanced technical ceramics products, we believe the principal competitive factors are:

•	price;

•	product performance;

•	material specifications;

•	application engineering capabilities;

•	customer support; and

•	reputation.

When competing with high strength steel alloys and plastic products, we may not be able to compete effectively when price is a primary consideration, because our products are typically more expensive.

Some of our competitors include Armor Holdings, ArmorWorks, Cercom, CoorsTek, Kyocera’s Industrial Ceramics Group, Saint Gobain Advanced Ceramics, Simula, Spectra-Mat and Vesuvius. Many of our current or potential competitors have greater financial, marketing and technical resources than we do. We cannot guarantee that we will be able to compete successfully against our current or future competitors. If we fail to compete successfully, there could be material adverse effects on our business, financial condition and results of operations.

All of our sales of ceramic orthodontic brackets are made to 3M Unitek pursuant to an exclusive agreement that prohibits us from selling to other parties. A material portion of our revenue and profits is derived from this agreement, and a decrease in our sales to 3M Unitek could have an adverse effect on our revenues and profits.

We sell our ceramic orthodontic brackets exclusively to 3M Unitek under an agreement which expires in 2007. As a result, our revenues from this product are entirely dependent upon 3M Unitek. 3M Unitek also offers traditional stainless steel orthodontic brackets. We cannot guarantee that 3M Unitek will devote substantial marketing efforts to the sale of our ceramic orthodontic brackets, or that 3M Unitek will not reassess its commitment to our product. If 3M Unitek fails to actively market our ceramic orthodontic brackets or decides to promote a competing product over ours, this could cause the sales of our ceramic orthodontic brackets to decline and could have an adverse effect on our revenues and profits.

In addition, the future success of our ceramic orthodontic brackets depends on our ability to maintain and increase market acceptance for our product compared to other competitive solutions, including traditional stainless steel brackets and newer products such as transparent plastic orthodontic aligners, synthetic sapphire brackets and other ceramic brackets. If demand for our product declines, or if competitive products gain market share, the sales of our ceramic orthodontic brackets may decline, which could have an adverse effect on our revenues and profits.

Moreover, the first of our two patents for our ceramic orthodontic brackets, which we jointly own with 3M Unitek, expires in 2007. Upon expiration of the patent, we may not be able to prevent third parties from manufacturing and selling competitive ceramic orthodontic brackets. Ceramic orthodontic brackets manufactured and sold by third parties may be less expensive than ours and may cause sales of our ceramic orthodontic brackets to decline either as a result of pricing pressure or loss of market share, which could have an adverse effect on our revenues and profits.

Our ability to operate effectively could be impaired if we were to lose the services of Joel P. Moskowitz or our other key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success largely depends on the continued service of our management team and key personnel. If one or more of these individuals, particularly Joel P. Moskowitz, our Chairman, Chief Executive Officer and President, were to resign or otherwise terminate their employment with us, we could experience a loss of sales, delays in new product development and diversion of management resources.

Competition for skilled employees is intense and there can be no assurance that we will be able to recruit and retain such personnel. If we are unable to retain our existing managers and employees or hire and integrate new managers and employees, we could suffer material adverse effects on our business, operating results and financial condition.

To increase our revenues and profitability, we must increase market awareness and acceptance of advanced technical ceramics in new applications and products.

The future prospects of our business depend in part on the increased acceptance by our target markets of advanced technical ceramics to replace materials such as steel alloys, plastics and other ceramics. While advanced technical ceramics have certain advantages over other materials, such as the ability to withstand extremely high temperatures and combining hardness with light weight, they are generally significantly more expensive to produce. As a result, the market for advanced technical ceramics products may be limited to high-end applications where price is not the critical competitive factor. Moreover, because the market for advanced technical ceramics is relatively limited to applications where the characteristics of advanced technical ceramics may justify the higher costs compared to other materials, the market for our products may not grow as we anticipate.

Uninsured losses arising from third party claims could have a material adverse effect on our business.

Our products are used in applications where the failure to use our products properly or their malfunction could result in serious bodily injury or death. We cannot assure you that we have adequate insurance to cover the payment of any potential claim related to such injuries or deaths. We also cannot assure you that insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. In addition, we are self-insured against workers compensation claims in an amount that exceeds our accrual for such claims. Our accrual is based on our historical experience with these claims, and we have excess liability insurance to cover losses beyond a specified amount. We cannot assure you that our accrual will be adequate to cover actual claims, and if actual claims are higher, our operating results will be adversely affected. Any material uninsured losses from third party claims could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation, and our failure or inability to comply with these regulations could subject us to penalties and result in a loss of our government contracts, which could adversely affect our revenues.

We must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our business. Furthermore, we have production contracts with governmental entities and are subject to additional rules, regulations and approvals applicable to government contractors. We are also subject to routine audits to assure our compliance with these requirements. Our failure to comply with these regulations, rules and approvals could result in the impositions of penalties and the loss of our government contracts and disqualification as a U.S. government contractor, which could adversely affect our revenues.

We are subject to risks associated with environmental laws and regulations, which expose us to potential liability.

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous materials used to manufacture our products. Authorities could impose fines, suspend production, alter our manufacturing processes, or stop our operations if we do not comply with these regulations.

In the past, we produced certain products using beryllium oxide, which is highly toxic in powder form. This powder, if inhaled, can cause chronic beryllium disease in a small percentage of the population. We have been sued in the past by former employees and by employees of one of our customers and by their family members alleging that they had contracted chronic beryllium disease as a result of exposure to beryllium oxide powders used in our products. All of these claims have been dismissed without incurring material liability. We cannot guarantee that we will avoid future liability to persons who may allege that they contracted chronic beryllium disease as a result of exposure to the beryllium oxide we used in prior years.

Any failure to comply with current or subsequently enacted environmental statutes and regulations could subject us to liabilities, fines or the suspension of production. Furthermore, any claims asserted against us in the future related to exposure to beryllium oxide powder may not be covered by insurance. Even if covered, the amount of insurance may be inadequate to cover any adverse judgment.

Fines and other punishments imposed on us for environmental violations and expenses we incur to remedy or comply with environmental regulations and future liability for incidences of chronic beryllium disease contracted by employees or employees of customers could have material adverse effects on our business, operating results and financial condition.

Our export sales are subject to the risks associated with doing business outside the United States.

Shipments to customers outside of the United States accounted for approximately 13.1% of our sales in 2000, 15.9% in 2001, 10.9% in 2002 and 8.3% in the first three months of 2003. We anticipate that international shipments will account for a portion of our sales for the foreseeable future. Therefore, the following risks associated with international business activities could have material adverse effects on our performance:

•	burdens to comply with multiple and potentially conflicting foreign laws and regulations, including export requirements, tariffs and other barriers, health and safety requirements, and unexpected changes in any of these factors;

•	difficulty in obtaining export licenses from the U.S. government;

•	differences in intellectual property protections;

•	longer accounts receivable payment cycles;

•	potentially adverse tax consequences due to overlapping or differing tax structures;

•	fluctuations in currency exchange rates; and

•	risks associated with sales to foreign government agencies similar to the risks associated with dealing with U.S. government agencies.

We have traditionally invoiced our foreign sales in U.S. dollars. Accordingly, we do not currently engage in foreign currency hedging transactions that could protect us against the risk of currency fluctuations. If the U.S. dollar becomes more expensive relative to the currencies of our foreign customers, the price of our products in those countries will rise and our sales into those countries, or our profitability within those countries, may fall. In addition, in the future, we may be required denominate foreign sales in the local currencies of our customers. In that case, if the U.S. dollar were to become more expensive relative to the currencies of our foreign customers, we would receive fewer U.S. dollars for each unit of foreign currency that we receive when our customers pay us. Therefore, a more expensive U.S. dollar would cause us to incur losses upon the conversion of accounts receivable denominated in foreign currencies. Such losses could harm our results of operations.

We cannot export some of our products to certain foreign countries without an export license obtained from the U.S. government. In the past, we have had difficulty in obtaining licenses to export our products to certain countries. We cannot guarantee that similar difficulties will not arise again in the future. If any of the above risks emerge, there may be material adverse effects on our business, operating results and financial condition.

We may be adversely affected if we are unable to adequately safeguard our intellectual property rights from unauthorized use, or if we become subject to claims that we infringe on others’ intellectual property rights.

We rely on a combination of patents, trade secrets, trademarks, and other intellectual property law, nondisclosure agreements and other protective measures to preserve our proprietary rights to our products and production processes. These measures afford only limited protection and may not preclude competitors from developing products or processes similar or superior to ours. Moreover, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Although we implement protective measures and intend to defend our proprietary rights, there can be no assurance that these efforts will succeed. We may have to litigate within the United States or abroad to enforce our issued or licensed patents, to protect our trade secrets and know-how or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief.

Furthermore, there can be no assurance that our products or processes are not in violation of the patent rights of third parties. Our patents may be challenged, invalidated or circumvented. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or infringement claims in the future. Infringement claims could result in substantial costs and diversion of our resources even if we ultimately prevail. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

If we fail to adequately protect our intellectual property, or if we face claims for infringement on the intellectual property of third parties, there may be material adverse effects on our business, operating results, and financial condition.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Risks Related to This Offering

Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. In particular, trading volume historically has been low and the market price of our common stock has increased dramatically in recent months. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business targets;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	sales or purchases of large blocks of our stock;

•	changes in, or our failure to meet, our earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;

•	developments in the financial markets; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

Delaware law may delay or prevent a change in control.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction.

Investors will not be able to recover against Arthur Andersen LLP due to Arthur Andersen LLP’s lack of consent and cessation of operations.

Arthur Andersen LLP was our independent accountant until May 20, 2002. Representatives of Arthur Andersen LLP are not available to provide the consent required for the incorporation by reference of their report on certain of our financial statements that appear in this prospectus and, therefore, we cannot comply with the requirement to file their consent. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report, investors will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are included in this prospectus or any omissions to state a material fact required to be stated in such financial statements.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements including statements concerning the future of our industry, product development, business strategy, continued acceptance of our products, market growth, and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We expect to receive approximately $22.2 million from the sale of the 1,500,000 shares of common stock offered by us in this offering, or $26.3 million if the underwriters exercise their over-allotment option in full, assuming an offering price of $16.28 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we are to pay. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

We intend to use approximately $10.5 million of the net proceeds to repay outstanding debt, to expand our production capacity and to purchase machinery and equipment. Our plans currently include the following specific uses of the net proceeds:

•	We will use approximately $2.2 million to repay debt under our bank line of credit, and $133,000 to repay debt under an equipment loan. We drew on the line of credit in May 2003 to purchase the 41,000 square foot facility in Irvine, California which we previously leased with an option to purchase. This line of credit bears interest at 3.75% as of June 4, 2003. Our equipment loan bears interest at 8.18%.

•	We will use approximately $3.5 million to purchase additional land and to construct a new manufacturing plant adjacent to our existing facility in Lexington, Kentucky.

•	We will use approximately $4.7 million to purchase machinery, equipment and furnaces, primarily for the new manufacturing plant we plan to construct in Lexington, Kentucky.

The balance of the net proceeds will be used for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, technologies or product lines that complement our existing business, although we have no present understandings or agreements to do so. Pending such uses, we intend to invest the net proceeds from the offering in interest-bearing, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “CRDN.” The following table shows the high and low closing sale prices for our common stock as reported by the Nasdaq National Market during the calendar quarters indicated:

	High	Low
Year Ended December 31, 2001
First Quarter	$10.06	$6.63
Second Quarter	9.42	6.95
Third Quarter	8.53	6.45
Fourth Quarter	11.43	8.10
Year Ended December 31, 2002
First Quarter	12.55	8.99
Second Quarter	10.52	7.49
Third Quarter	7.68	5.94
Fourth Quarter	7.80	4.86
Year Ended December 31, 2003
First Quarter	10.55	7.76
Second Quarter (through June 4, 2003)	16.92	9.05

The last reported sale price of our common stock on the Nasdaq National Market on June 4, 2003 was $16.28 per share. As of May 30, 2003, there were 390 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth our actual capitalization as of March 31, 2003 and as adjusted to give effect to the issuance and sale by us of 1,500,000 shares of common stock in this offering at an assumed public offering price of $16.28, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of outstanding debt.

This capitalization table should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes beginning on page F-1.

	As of March 31, 2003
	Actual	As Adjusted
	(In thousands) (unaudited)
Cash and cash equivalents	$462	$21,034

Bank line of credit	$1,500	$—

Current portion of long-term debt	$100	$—

Long-term debt, net of current portion	33	—

Stockholders’ equity:
Common stock, $0.01 par value, 12,000,000 shares authorized; 8,577,734 shares outstanding, actual; and 10,077,734 shares outstanding, as adjusted	40,289	62,494
Retained earnings	4,556	4,556

Total stockholders’ equity	44,845	67,050

Total capitalization	$44,878	$67,050

The table assumes no exercise of the underwriters’ over-allotment option and excludes the potential dilutive effect of the following securities:

•	732,260 shares of common stock issuable upon exercise of options outstanding as of March 31, 2003, at a weighted average exercise price of $5.36 per share, under our stock option plans;

•	500,000 additional shares of common stock reserved for future issuance under our 2003 Stock Incentive Plan, which was approved by our board of directors in April 2003; and

•	84,310 shares of common stock reserved for issuance under our 1995 Employee Stock Purchase Plan as of March 31, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our consolidated financial statements as of December 31, 1998, 1999, 2000 and 2001 and for the years ended December 31, 1998, 1999, 2000 and 2001 were audited by Arthur Andersen LLP, independent public accountants. Our consolidated financial statements as of December 31, 2002 and the year ended December 31, 2002 were audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data as of March 31, 2003 and for the three months ended March 31, 2003 are derived from our unaudited financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Statement of Income Data:	(in thousands, except per share data)
Net sales	$26,279	$30,382	$45,930	$45,339	$61,238	$14,678	$19,182
Cost of product sales	21,292	23,674	33,743	32,852	48,157	11,789	14,265

Gross profit	4,987	6,708	12,187	12,487	13,081	2,889	4,917
Operating expenses:
Selling	1,494	1,480	1,605	2,036	2,069	448	506
General and administrative	3,239	3,400	4,456	4,897	4,963	1,138	1,636
Research and development	344	597	1,252	1,083	2,080	482	471

Total operating expenses	5,077	5,477	7,313	8,016	9,112	2,068	2,613

Income (loss) from operations	(90)	1,231	4,874	4,471	3,969	821	2,304
Other income (expense):
Royalty income	—	200	148	165	216	55	30
Interest income	—	144	209	186	14	5	3
Miscellaneous	382	—	—	41	35	22	(1)
Interest expense	—	(16)	(34)	(26)	(102)	(12)	(10)

Total other income (expense)	382	328	323	366	163	70	22

Income before provision (benefit) for income taxes	292	1,559	5,197	4,837	4,132	891	2,326
Provision (benefit) for income taxes	10	(44)	104	808	1,447	312	814

Net income	$282	$1,603	$5,093	$4,029	$2,685	$579	$1,512

Net income per share:
Basic	$0.04	$0.20	$0.62	$0.48	$0.32	$0.07	$0.18

Diluted	$0.04	$0.20	$0.61	$0.46	$0.31	$0.07	$0.17

Weighted average number of common shares outstanding:
Basic	8,005	8,070	8,212	8,345	8,486	8,445	8,553
Diluted	8,068	8,189	8,395	8,713	8,759	8,797	8,922

	As of December 31,					As of March 31,
	1998	1999	2000	2001	2002	2003
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$2,870	$1,407	$6,656	$1,017	$350	$ 462
Working capital	15,051	15,156	20,883	22,897	24,769	26,600
Total assets	29,493	32,893	38,463	47,951	55,294	57,875
Bank line of credit	—	—	—	—	2,390	1,500
Current portion of long-term debt	—	100	100	100	100	100
Long-term debt, net of current portion	—	358	258	158	58	33
Stockholders’ equity	$27,352	$29,137	$34,989	$39,657	$43,088	$44,845

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. We base these statements on assumptions that we consider reasonable. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We develop, manufacture and market advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Our primary products include lightweight ceramic armor for soldiers and military helicopters; ceramic orthodontic brackets; ceramic diesel engine components; ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes; and ceramic industrial components for erosion and corrosion resistant applications. Our customers include the U.S. government, prime government contractors and large industrial and commercial manufacturers.

We conduct our operations primarily in three locations. The following table includes a summary of our products by applications for our three divisions.

DIVISIONS	PRODUCTS

Ceradyne Advanced Ceramic Operations Costa Mesa and Irvine, California

Defense Applications:

•      Lightweight ceramic armor

Industrial Applications:

•      Ceralloy® 147 SRBSN wear parts

•      Semiconductor equipment components

•      Precision ceramics

Automotive/Diesel Applications:

•      Ceralloy® 147 SRBSN automotive/diesel engine parts

•      Ceramic armor system components for civilian vehicles

Commercial Applications:

•      Ceramic orthodontic brackets

Ceradyne Semicon Associates Lexington, Kentucky	Industrial Applications: • Ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes • Samarium cobalt magnets

Ceradyne Thermo Materials Scottdale, Georgia

Defense Applications:

•      Missile radomes (nose cones)

Industrial Applications:

•      Glass tempering rolls

•      Metallurgical tooling

•      Castable and other fused silica products

•      Crucibles for photovoltaic solar cell applications

We categorize our products into four market applications. The table below shows the percentage contribution to our total sales of each market application in the different time periods.

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Defense	33.6%	29.5%	44.8%	46.9%	58.2%
Industrial	49.0	50.1	33.9	31.2	26.0
Automotive/Diesel	3.2	2.8	9.7	7.7	5.0
Commercial	14.2	17.6	11.5	14.2	10.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The principal factor contributing to our recent growth in sales is increased demand by the U.S. military for ceramic body armor that protects soldiers. Recent military conflicts in Afghanistan and Iraq, as well as an increasingly unstable geopolitical climate and the heightened risk of international conflicts, have resulted in increased orders for these products. We expect our shipments of ceramic body armor to be higher in the second quarter of 2003 than in the first quarter of 2003, but then decline in the third and fourth quarters of 2003 due to the completion of surge orders for the conflict in Iraq and as we complete production on current contracts. Furthermore, unless we are successful in obtaining a new contract for ceramic body armor through a currently pending competitive bidding process, our shipments of ceramic body armor may decline materially in 2004 from levels we expect to achieve in 2003. For the next several quarters, and perhaps longer, fluctuations in sales of ceramic body armor are likely to be the biggest factor affecting our sales.

Although we expect demand for ceramic body armor to continue for many years, the quantity and timing of government orders depends on a number of factors outside of our control, such as the amount of U.S. defense budget appropriations and the level of international conflicts. Moreover, ceramic armor contracts generally are awarded in an open competitive bidding process. Therefore, our future level of sales of ceramic body armor will depend on our ability to successfully compete for this business.

Other existing products which we believe could have a significant impact on our growth over the long term include ceramic components for heavy-duty diesel truck engines and ceramic radomes (nose cones) for missiles.

Our largest diesel engine components customer informed us in May 2003 that it will triple the number of our ceramic cam rollers, from six to 18, that it uses in each heavy-duty diesel truck engine. We will begin shipping these additional components in the third quarter of 2003.

In May 2003, the prime government contractor for the PAC-3 (Patriot Advanced Capability) missile selected Ceradyne to manufacture the technical ceramic radome blank, diamond grind the radome blank to precise tolerances and assemble and test the radome components for incorporation on the PAC-3 missile. Previously, the prime contractor made the ceramic radome blank and we performed only the diamond grinding. The prime contractor will provide us with funds to purchase most of the equipment and tooling required for this program, which we will install in a 25,000 square foot facility that we plan to lease adjacent to our facility in Scottdale, Georgia. Depending on the level of government funding for this program, we expect revenues from sales of radomes for the PAC-3 missile to increase from our historic levels and to continue for several years, if not longer.

Also in May 2003, we were selected to make radomes for the Arrow Missile. We will manufacture the technical ceramic radome blank, diamond grind the radome blank to precise tolerances and assemble and test the radome components. We expect revenues from the sales of the radomes for this system to begin in 2004 and continue for several years.

Our export sales have varied, representing $6.0 million, or 13.1% of our net sales in 2000, $7.2 million, or 15.9% in 2001, $6.7 million, or 10.9% in 2002, $1.6 million, or 11.9% in the first quarter of 2002 and

$1.6 million, or 8.3% in the first quarter of 2003. Our export sales consist primarily of defense related products purchased by U.S. allies, and ceramic glass tempering rolls. We plan to increase our sales efforts in foreign countries, and we currently have sales offices in China and England, as well as commissioned independent sales representatives in other parts of Europe and Asia. All of our export sales are currently denominated in U.S. dollars.

Net Sales.    Our net sales consist primarily of revenue from the sale of products, which we recognize when the product is shipped to the customer. In the past we have also received research and development funds from the U.S. government under Small Business Innovation Research grants, and from the Ford Motor Company pursuant to a joint development agreement. These research and development funds, which have been relatively small in amount, have been recognized as revenue as we performed the research and development.

Cost of Product Sales.    Our cost of product sales includes the cost of materials, direct labor expenses and manufacturing overhead expenses. Our business requires us to maintain a relatively high fixed manufacturing overhead. As a result, our gross profit, in absolute dollars and as a percentage of net sales, is greatly impacted by our sales volume and the corresponding absorption of fixed manufacturing overhead expenses. Additionally, because many of our products are customized, we are frequently required to devote resources to sustaining engineering expenses, which we also include in cost of product sales and expense as incurred.

Selling Expenses.    Our selling expenses consist primarily of salaries and benefits for direct sales and marketing employees, commissions for direct sales employees and for independent sales representatives, trade show expenses, rent for our sales offices, product literature, and travel and entertainment expenses.

General and Administrative Expenses.    General and administrative expenses consist primarily of employee salaries and benefits, employee bonuses, which are computed quarterly and accrued in the quarter earned, professional service fees, rent for facilities and expenses for information technology.

Research and Development Expenses.    Our research and development expenses consist primarily of employee salaries and benefits, and materials and supplies related to ongoing application engineering in response to customer requirements, and the research and development of new materials technology and products. These costs are expensed as incurred.

Results of Operations

The following table sets forth certain income and expense items from our financial statements for the years ended December 31, 2000, 2001 and 2002 and the three-month periods ended March 31, 2002 and 2003, expressed as a percentage of net sales.

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of product sales	73.5	72.5	78.6	80.3	74.4

Gross profit	26.5	27.5	21.4	19.7	25.6

Operating expenses:
Selling	3.5	4.5	3.4	3.1	2.6
General and administrative	9.7	10.8	8.1	7.8	8.5
Research and development	2.7	2.4	3.4	3.3	2.5

Income from operations	10.6	9.9	6.5	5.6	12.0
Other income	0.7	0.8	0.3	0.5	0.1

Income before provision for taxes on income	11.3	10.7	6.7	6.1	12.1

Net income	11.1%	8.9%	4.4%	4.0%	7.9%

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Net Sales.    Our net sales for the three months ended March 31, 2003 were $19.2 million, an increase of $4.5 million, or 30.6%, from $14.7 million in the corresponding prior year quarter.

Our Advanced Ceramic Operations division had net sales for the three months ended March 31, 2003 of $14.4 million, an increase of $2.9 million, or 25.2%, from $11.5 million in the corresponding prior year quarter. The primary reason for this improvement was an increase of $2.9 million in net sales of ceramic armor, compared to the first quarter of 2002, due to orders received in the second and fourth quarters of 2002 from the U.S. Department of Defense for ceramic body armor for military personnel. Other individual product line sales were essentially flat for the first quarter of 2003 when compared to last year’s first quarter period. Bookings for the three months ended March 31, 2003 were $24.6 million, an increase of $13.4 million, or 119.6%, from $11.2 million in the corresponding prior year quarter.

Our Semicon Associates division had net sales for the three months ended March 31, 2003 of $1.7 million, an increase of $0.2 million, or 13.3%, from $1.5 million in the corresponding prior year quarter. The sales increase reflects higher shipments of microwave cathodes during the three months ended March 31, 2003 compared to the prior year-quarter. Bookings for the three months ended March 31, 2003 were $1.5 million, an increase of $0.7 million, or 87.5%, from $0.8 million in the corresponding prior year quarter.

Our Thermo Materials division had net sales for the three months ended March 31, 2003 of $3.0 million, an increase of $1.3 million, or 76.5%, from $1.7 million in the corresponding prior year quarter. The increases were mainly due to the completion of defense contracts and increases in shipments of ceramic crucibles. Bookings for the three months ended March 31, 2003 were $2.9 million, an increase of $0.8 million, or 38.1%, from $2.1 million in the corresponding prior year quarter.

Gross Profit.    Our gross profit was $4.9 million for the three months ended March 31, 2003, an increase of $2.0 million, or 70.1%, from $2.9 million in the corresponding prior year quarter. As a percentage of net sales, gross profit was 25.5% for the three months ended March 31, 2003, compared to 19.7% for the corresponding prior year period.

Our Advanced Ceramic Operations division posted gross profit of $4.0 million for the three months ended March 31, 2003, an increase of $1.6 million, or 66.7%, from $2.4 million in the corresponding prior year quarter. As a percentage of net sales, gross profit was 27.8% for the three months ended March 31, 2003, compared to 20.9% for the corresponding prior year period. These results were due to several factors. During the final two quarters of 2002, we implemented Demand Flow® Technology and other lean manufacturing techniques to focus on increasing our gross profit. Demand Flow® Technology is a scaleable, mathematically-based business strategy, specifically designed to allow manufacturers to respond faster and more efficiently to the needs of their customers and the marketplace. These systems and techniques are designed to reduce work-in-process inventory, decrease queue times and increase yields and efficiencies. Implementation of these techniques and systems in the production of body armor contributed to an increase in gross margins for this product line to 27.5% for the first quarter of 2003 from 16.0% in the prior year first quarter. Other factors contributing to the increase in gross profits in our Advanced Ceramic Operations included improved labor utilization, better training of personnel, increased workflow, changes in the design of products and an improved sales mix. We have also implemented Demand Flow® Technology in the production of diesel engine components, and we will continue to consider implementing this system, as well as other lean manufacturing techniques, into other product lines.

During the fourth quarter of 2002, we completed our move into a 41,000 square foot manufacturing facility in Irvine, California. During the first quarter of 2003, this additional space allowed us to increase manufacturing flow, achieve economies of scale and create production efficiencies to meet the increased demand for ceramic body armor and diesel engine components.

In the first quarter of 2003, our gross margins were not negatively affected by the same factors as during the first quarter of 2002. Gross profit for the first quarter of 2002 was adversely impacted because we experienced a surge in orders for ceramic body armor and diesel engine components with short delivery times which did not allow us enough time to prepare for the increased demands placed upon our personnel, facilities and manufacturing techniques and capabilities. After installing new systems and manufacturing techniques in the second half of 2002, we were better prepared during the first quarter of this year to benefit from higher production and shipment levels from an increasing backlog of orders. These changes led to greater operating leverage, production efficiencies and better absorption of manufacturing overhead costs that resulted in higher gross profits.

Our Semicon Associates division had gross profit of $377,000 for the three months ended March 31, 2003, an increase of $132,000, or 53.9%, from $245,000 in the corresponding prior year quarter. As a percentage of net sales, gross profit was 22.2% for the three months ended March 31, 2003, compared to 16.3% for the corresponding prior year period. This increase is attributed to higher gross profits from microwave cathodes caused by increased levels of production and shipments and improved capacity utilization compared to the prior year period.

Our Thermo Materials division had gross profit of $496,000 for the three months ended March 31, 2003, an increase of $260,000, or 110.2%, from $236,000 in the corresponding prior year quarter. As a percentage of net sales, gross profit was 16.5% for the three months ended March 31, 2003, compared to 13.9% for the corresponding prior year period. The increase was due to the completion of defense contracts and to more efficient manufacturing methods resulting in less scrap and rework.

Selling Expenses.    Selling expenses were $506,000 for the three months ended March 31, 2003, an increase of $58,000, or 12.9%, from $448,000 in the corresponding prior year quarter. Selling expenses, as a percentage of net sales, decreased from 3.0% for the three months ended March 31, 2002 to 2.6% of net sales for the three months ended March 31, 2003.

General and Administrative Expenses.    General and administrative expenses for the three months ended March 31, 2003 were $1.6 million, an increase of $0.5 million, or 45.5%, from $1.1 million in the corresponding prior year quarter. General and administrative expenses, as a percentage of sales, increased from 7.5% for the three months ended March 31, 2002 to 8.3% of net sales for the three months ended March 31, 2003. Contributing to this increase were salary and benefit increases and increases in bonus amounts due to higher profits compared to the prior year period.

Research and Development.    Research and development expenses for the three months ended March 31, 2003 were $471,000, a decrease of $11,000, or 2.3%, from $482,000 in the corresponding prior year quarter. Research and development expenses, as a percentage of sales, increased from 2.5% for the three months ended March 31, 2002 to 3.3% of net sales for the three months ended March 31, 2003.

Other Income.    Other income for the three months ended March 31, 2003 was $32,000, a decrease of $50,000, or 61.0%, from $82,000 in the corresponding prior year quarter. The major cause for the decrease was a $25,000 reduction in royalty income and a decrease in miscellaneous income of $23,000.

Interest Expense.    Interest expense for the three months ended March 31, 2003 was $10,000, a decrease of $2,000, or 16.7%, from $12,000 in the corresponding prior year quarter. Interest expense, as a percentage of sales, was insignificant. The decrease was due to lower levels of borrowings and lower interest rates.

Income Taxes.    Our provision for income taxes for the three months ended March 31, 2003 was $0.8 million, an increase of $0.5 million, or 166.7%, from $0.3 million in the corresponding prior year quarter. The effective income tax rate of 35% for the three months ended March 31, 2003 remained the same as in the corresponding prior year quarter.

Years Ended December 31, 2002 and 2001

Net Sales.    Our net sales for the year ended December 31, 2002 were $61.2 million, an increase of $15.9 million, or 35.1%, from $45.3 million of net sales in the prior year.

Net sales for our Advanced Ceramic Operations division for the year ended December 31, 2002 were $47.3 million, an increase of $16.3 million, or 52.6%, from $31.0 million of net sales in the prior year. The increase in net sales was mainly due to a $13.8 million or 110.4% increase in ceramic armor shipments for defense customers, a $4.2 million or 457.9% increase in the diesel engine components business compared to the year ago period, and a $1.0 million increase in research and development contracts awarded by the Department of Defense. Sales increases were offset by decreases in other product lines, mainly a $0.9 million decrease in net sales of ceramic orthodontic brackets and a $1.8 million decrease in net sales of industrial wear products.

Our Semicon Associates division had net sales of $6.0 million in for the year ended December 31, 2002, a decrease of $1.7 million, or 22.1%, from $7.7 million of sales in the prior year. This decrease was mainly due to a slow down in our customers’ demand for dispenser cathodes, which are used in microwave tubes for radar and satellite communications.

Our Thermo Materials division had net sales of $7.9 million for the year ended December 31, 2002, an increase of $1.3 million, or 19.7%, from $6.6 million of sales in the prior year. The increase in sales was attributable to an increase in demand for fused silica products domestically by the glass, steel and aluminum making industries.

Gross Profit.    Our gross profit for the year ended December 31, 2002 was $13.1 million, an increase of $0.6 million, or 4.8%, from $12.5 million in the prior year. As a percentage of net sales, gross profit was 21.4% for the year ended December 31, 2002, as compared to 27.5% of net sales in the prior year.

Our Advanced Ceramic Operations division had gross profit for the year ended December 31, 2002 of $10.8 million, an increase of $1.6 million, or 17.4%, from $9.2 million in the prior year. Gross profit for Advanced Ceramic Operations in 2002 was 22.8% of net sales, as compared to 29.7% of net sales in the prior year. Gross profit as a percentage of sales was negatively impacted by a number of factors, including a $650,000 warranty reserve for SAPI armor plates that was recorded in the second quarter of 2002, declines in net sales of ceramic orthodontic brackets and industrial wear products, as well as a significant increase in net sales of diesel engine components which did not contribute to gross profit margins. Gross margins on diesel components and ceramic body armor in particular were adversely affected by manufacturing and production inefficiencies as production capacities were being increased to meet rising demand for these products.

Our Semicon Associates division had gross profit of $1.1 million for the year end December 31, 2002, a decrease of $1.3 million, or 54.2%, from $2.4 million in the prior year. Gross profit for Semicon Associates for the year end December 31, 2002 was 18.2% of net sales, as compared to 31.2% of net sales in the prior year. The decrease is due to lower plant overhead absorption because of lower sales and production.

Our Thermo Materials division had gross profit of $1.2 million for the year end December 31, 2002, an increase of $0.3 million, or 33.3%, from $0.9 million in the prior year. Gross profit for Thermo Materials for the year end December 31, 2002 was 15.2% of net sales, as compared to 13.6% of net sales in the prior year. The increase was attributable to higher production volume and eliminating certain process control problems in fused silica products. We corrected the process control concern by diligently testing raw materials.

Selling Expenses.    Selling expenses were $2,069,000 for the year ended December 31, 2002, an increase of $33,000, or 1.6%, from $2,036,000 in the prior year. Selling expenses, as a percentage of net sales, decreased from 4.5% for the year ended December 31, 2001 to 3.4% of net sales for the year ended December 31, 2002. The increase of $33,000 was due to salary and personnel increases, commissions and travel.

General and Administrative Expenses.    General and administrative expenses were $5.0 million for the year ended December 31, 2002, an increase of $0.1 million, or 2.0%, from $4.9 million in the prior year. General and administrative expenses, as a percentage of net sales, decreased from 10.8% for the year ended December 31, 2001 to 8.2% for the year ended December 31, 2002. Salary and personnel increases accounted primarily for the increased expenses.

Research and Development Expenses.    Research and development expenses were $2.1 million for the year ended December 31, 2002, an increase of $1.0 million, or 90.9%, from $1.1 million in the prior year. Research and development expenses, as a percentage of net sales, increased from 2.4% for the year ended December 31, 2001 to 3.4% for the year ended December 31, 2002. This increase resulted from our increased investment toward developing future ceramic technology and new products. In both years, the expenses relate to wages for engineering, technicians and production personnel, materials, outside services, small tools and travel.

Other Income.    Other income was $265,000 for the year ended December 31, 2002, a decrease of $127,000, or 32.4%, from $392,000 in the prior year. Other income includes royalty income, which increased by $50,000 over the prior year due to greater demand for orthodontic brackets. Interest income decreased by $172,000 due to lower cash balances resulting from increases in inventory levels relating to ceramic armor and diesel engine component product lines while miscellaneous income decreased by $4,000.

Interest Expense.    Interest expense was $102,000 for the year ended December 31, 2002, an increase of $76,000, or 292.3%, compared to $26,000 in the prior year. Interest expense, as a percentage of sales, was insignificant. This increase was attributable to higher inventory levels for which we increased borrowing from our line of credit.

Income Taxes.    We used a combined federal and state tax rate of 35% for the twelve months ended December 31, 2002, resulting in a provision for taxes of $1.4 million, an increase of $0.6 million, or 75.0%, from $0.8 million in the corresponding prior year. The effective income tax rate of 35% for the year ended December 31, 2002 increased from 17% for the year ended December 31, 2001 as a result of releasing of valuation allowances in the prior year.

Years Ended December 31, 2001 and 2000

Net Sales.    Our net sales for the year ended December 31, 2001 were $45.3 million, a decrease of $0.6 million, or 1.3%, from $45.9 million of net sales in the prior year.

Net sales for our Advanced Ceramic Operations division for the year ended December 31, 2001 were $31.0 million, a decrease of $0.2 million, or 0.6%, from $31.2 million of net sales in the prior year. The sales decrease was mainly in ceramic armor for defense customers, due to a delay in orders for ceramic body armor, which we did not receive until late in the fourth quarter. Also, net sales of semiconductor products decreased from the prior year because of the downturn in this industry. However, these sales decreases were nearly offset by growth in orthodontic products due to an increasing demand by orthodontists for our translucent ceramic orthodontic brackets. Also, sales increased for the Research and Development contracts awarded by the Department of Defense over the prior year.

Our Semicon Associates division had net sales for the year ended December 31, 2001 of $7.7 million, an increase of $0.5 million, or 6.9%, from $7.2 million of net sales in the prior year. This increase was mainly due to our customers’ increased demand for dispenser cathodes, which are used in microwave tubes for radar and satellite communications. In addition, net sales increases were due to modest price increases and a contract award from the Department of Defense.

Our Thermo Materials division had net sales for the year ended December 31, 2001 of $6.6 million, a decrease of $0.9 million, or 12.0%, from $7.5 million of net sales in the prior year. The decrease in sales was mainly caused by less demand for fused silica products due to downsizing domestically by the glass, steel and aluminum making industries.

Gross Profit.    Our gross profit for the year ended December 31, 2001 was $12.5 million, an increase of $0.3 million, or 2.5%, from $12.2 million in the prior year. As a percentage of net sales, gross profit was 27.6% for the year ended December 31, 2001, as compared to 26.6% of net sales in the prior year.

Our Advanced Ceramic Operations division had gross profit for the year ended December 31, 2001 of $9.2 million, an increase of $0.8 million, or 9.5%, from $8.4 million in the prior year. Gross profit for Advanced Ceramic Operations for the year ended December 31, 2001 was 29.7% of net sales, as compared to 26.9% of net sales in the prior year. The favorable results were mainly due to higher volume of parts and higher capacity utilization resulting in economies of scale.

Our Semicon Associates division had gross profit of $2.4 million for the year ended December 31, 2001, an increase of $0.7 million, or 41.2%, from $1.7 million in the prior year. Gross profit for Semicon Associates for the year ended December 31, 2001 was 31.2% of net sales, as compared to 23.6% of net sales in the prior year. The increase over the prior year is attributable to better quality and process control and greater capacity utilization and is being partially funded by a contract award from the Department of Defense. Additionally, modest price increases were contributing factors.

Our Thermo Materials division had gross profit of $0.9 million for the year ended December 31, 2001, a decrease of $1.2 million, or 57.1%, from $2.1 million in the prior year. Gross profit for Thermo Materials for the year ended December 31, 2001 was 13.6% of net sales, as compared to 28.0% in the prior year. The decreases were attributable to lower production volume and to a process control problem in fused silica products. We have since corrected the process control concern by diligently testing raw materials.

Selling Expenses.    Selling expenses were $2.0 million for the year ended December 31, 2001, an increase of $0.4 million, or 25.0%, from $1.6 million in the prior year. Selling expenses, as a percentage of net sales, increased from 3.5% for the year ended December 31, 2000 to 4.4% of net sales for the year ended December 31, 2001. The increase was due to salary, personnel, commissions and travel increases.

General and Administrative Expenses.    General and administrative expenses were $4.9 million for the year ended December 31, 2001, an increase of $0.4 million, or 8.9%, from $4.5 million in the prior year. General and administrative expense, as a percentage of net sales, increased from 9.8% for the year ended December 31, 2000 to 10.8% of net sales for the year ended December 31, 2001. Salary and personnel increases accounted primarily for the increased expenses.

Research and Development Expenses.    Research and development expenses were $1.1 million for the year ended December 31, 2001, a decrease of $0.2 million, or 15.4% from $1.3 million in the prior year. Research and development expenses, as a percentage of net sales, decreased from 2.8% for the year ended December 31, 2000 to 2.4% of net sales for the year ended December 31, 2001. In both years, the expenses relate to wages for engineering, technicians and production personnel, materials, outside services, small tools and travel.

Other Income.    Other income was $392,000 for the year ended December 31, 2001, an increase of $35,000, or 9.8%, from $357,000 in the prior year. An increase in royalty income over the prior year due to greater demand for orthodontic brackets and miscellaneous scrap income was partially offset by a decrease in interest income due to less cash reserves.

Interest Expense.    Interest expense was $26,000 for the year ended December 31, 2001, a decrease of $8,000, or 23.5%, compared to $34,000 in the prior year. Interest expense, as a percentage of sales, was insignificant.

Income Taxes.    We used a combined federal and state tax rate of 17% for the twelve months ended December 31, 2001, resulting in a provision for taxes of $0.8 million, an increase of $0.7 million, or 700.0%, from $0.1 million in the corresponding prior year. The effective income tax rate of 17% for the year ended December 31, 2001 increased from 2.0% for the year ended December 31, 2000 as a result of the expiration of net operating loss tax carryforwards.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations, as well as disclosures included elsewhere in this prospectus are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparing these consolidated financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingencies. We believe that the critical accounting policies that most impact the consolidated financial statements are as described below. A summary of our significant accounting policies is included in Note 1 to our consolidated financial statements which begin on page F-1.

In applying these policies, estimates and judgments affect the amounts at which accounts receivable and inventory and certain liabilities are recorded and the useful lives of property and equipment. We apply our accounting policies on a consistent basis. As circumstances change, they are considered in our estimates and judgments. Future changes in circumstances could result in changes in amounts at which assets and liabilities are recorded. Future changes could also affect the estimated useful levels of property and equipment, which could result in changes in depreciation expense or write offs or write downs of such assets.

Accounts Receivable.    We review our trade accounts receivables and our estimates of the allowance for doubtful accounts each period. The allowance for doubtful accounts includes our estimate of the amount we expect to be uncollectable on specific accounts and unidentified accounts included in accounts receivable. In estimating the potential losses on specific accounts, we rely on in-house prepared analysis, historical experience and a review of other available information. The amounts we will ultimately realize could differ materially from the amounts assumed in arriving at the allowance for doubtful accounts in the accompanying financial statements.

Inventories.    Inventories are valued at the lower of cost (first-in, first-out) or market. The write down of inventory for obsolete items is based on our estimate of the amount considered obsolete based on specific reviews of inventory items. In estimating the allowance, we rely on our knowledge of the industry as well as our current inventory levels. The amounts we will ultimately realize could differ from the estimated amounts. Inventory costs include the cost of material, labor and manufacturing overhead.

Production Tooling.    Our production tooling primarily consists of graphite tooling used in the manufacturing and furnace processes. This tooling is being amortized over three to nine months.

Warranty Reserve.    The U.S. government Defense Logistics Agency (DLA) notified us on March 27, 2002, that three lots of our small arms protective inserts (SAPI) for light weight ceramic armor shipped in January 2002 failed to pass ballistics reverification tests by the government’s designated independent commercial testing laboratory. From December 2001 through March 27, 2002, we had shipped approximately $5.1 million under our existing contract with the DLA. Subsequent to March 27, 2002, the DLA directed the independent testing laboratory to perform reverification testing and $3.4 million of the shipments were not in testing compliance.

When we first were notified of these issues on March 27, 2002, we voluntarily stopped producing our original SAPI design and thereafter actively worked with the government to understand the quality and testing issues and to resolve the status and disposition of the SAPI plates in question. We have now completed development of a modified design for our ceramic SAPI armor plates. Independently performed tests by the government’s designated testing laboratory of the modified design have been successful and the “first article” (initial production parts) of this modified design was approved in June 2002. In July 2002, we received a $5.3 million delivery order from the U.S. Army for its newly designed, robust small arms protective inserts (SAPI) Design II. Shipments began in July 2002 and were completed during the fourth quarter of 2002.

On August 7, 2002, we signed an amendment to our contract with the government for certain of the SAPI plates shipped in December 2001 and the first quarter 2002. The amendment requires that we correct or replace at our expense all supplies of the product that did not meet the original contractual requirements. The warranty items are to be delivered over the period from October 2002 through June 2003. We estimate the cost to rework and upgrade the SAPI plates at approximately $650,000 and have set up a warranty reserve in that amount, recorded in the second quarter ended June 30, 2002 against cost of product sales. As of March 31, 2003, the balance of the reserve was $181,000, after warranty charges to date of $469,000.

Liquidity and Capital Resources

We generally meet our operating and capital requirements with cash flow from operating activities and borrowings under our line of credit. Our cash and cash equivalents totaled $462,000 at March 31, 2003, compared to $350,000 at December 31, 2002, and $1.0 million at December 31, 2001. At March 31, 2003, we had working capital of $26.6 million, compared to $24.8 million at December 31, 2002, and $22.9 million at the end of 2001.

Our net cash position increased by $112,000 during the three months ended March 31, 2003, compared to a decrease of $872,000 during the three months ended March 31, 2002. For the first quarter ended March 31, 2003, cash flow provided by operating activities amounted to $1.5 million, which was offset by $0.7 million of capital expenditures and a reduction of $0.9 million outstanding under our bank line of credit. Additionally, during the first quarter of 2003, we generated cash in the amount of $245,000 from the issuance of common stock due to the exercise of stock options. During the first quarter ended March 31, 2002, cash used in operating activities amounted to $0.9 million. During the quarter ended March 31, 2002, capital expenditures amounted to $2.2 million and the amount of borrowings outstanding under our bank line of credit increased by $2.0 million.

Our net cash position decreased by $0.7 million during the twelve months ended December 31, 2002. An important component of this change was our investment of $5.6 million for the purchase of machinery,

equipment and leasehold improvements. These capital expenditures served to fund the expansion of production capacity primarily at our Advanced Ceramic Operations division. Cash flow from operations for the year ended December 31, 2001 was $1.9 million. This was due to net income plus depreciation and amortization and deferred taxes offset by changes in operating assets and liabilities of $5.3 million. Inventories and accounts receivable increased by $4.8 million due to the higher volumes of business compared to the year earlier period.

In May 2002, we increased our revolving bank line of credit from $4.0 million to $7.5 million. The balance owed under this line of credit was zero at December 31, 2001, $2.4 million at December 31, 2002 and $1.5 million at March 31, 2003. This line of credit subjects us to certain covenants, including the maintenance of minimum net worth, minimum ratio of quick assets to current liabilities, and maximum ratio of total liabilities to net worth. We were in compliance with these covenants as of March 31, 2003. The line of credit is collateralized by substantially all of our assets. The line of credit bears interest at one-half percentage point below the bank’s prime rate, which was 4.25% as of March 31, 2003.

We entered into a $0.5 million capital equipment loan agreement during the third quarter of 1999. The term of this loan is 60 months, with a prepayment penalty, and bears interest at a fixed rate of 8.18%. This loan balance was $133,000 at March 31, 2003.

During the next 12 months we plan to spend approximately $3.5 million to purchase additional land and to construct a new manufacturing plant adjacent to our existing facility in Lexington, Kentucky. This new plant will increase our production capacity for ceramic components for heavy-duty diesel truck engines. We also plan to spend approximately $4.7 million to purchase machines, equipment and furnaces, primarily for the new plant in Kentucky.

We believe that, even without taking into account the proceeds from this offering, our current cash and cash equivalents on hand, cash we expect to generate from operations and the ability to borrow under our bank line of credit, will be sufficient to finance our anticipated capital and operating requirements for at least the next 12 months.

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. The significant items from SFAS 145 relevant to us are the provisions regarding extinguishment of debt. The provisions of this statement are applicable for financial statements issued on or subsequent to May 15, 2002. The adoption of this statement does not have a significant impact on our consolidated financial statements.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We do not expect that adoption of this statement will have a significant impact on our consolidated financial statements.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement does not have an impact on our consolidated financial statements.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123. This amendment provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirement of Statement 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for years ending after December 15, 2002. We adopted SFAS No. 148 in the year ended December 31, 2002.

BUSINESS

Introduction

We develop, manufacture and market advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Our competitive advantage results from our expertise in ceramic material science as well as our vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from raw material powders to finished product. This allows us to design and manufacture precision, high quality advanced technical ceramic products to meet demanding customer specifications. Our customers include the U.S. government, prime government contractors and large industrial and commercial manufacturers.

In many high performance applications, products made of advanced technical ceramics meet specifications that similar products made of metals, plastics or traditional ceramics cannot achieve. Advanced technical ceramics can withstand extremely high temperatures, combine hardness with light weight, are highly resistant to corrosion and wear, and often have excellent electrical insulation capabilities, special electronic properties and low friction characteristics.

Our primary products include:

•	lightweight ceramic armor for soldiers and military helicopters;

•	aesthetic ceramic orthodontic brackets;

•	durable, reduced friction, ceramic diesel engine components;

•	ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes; and

•	ceramic industrial components for erosion and corrosion resistant applications.

We have also developed other products that could have a significant impact on our long-term growth, including:

•	missile radomes (nose cones) for the defense industry;

•	ceramic crucibles used for melting silicon in the photovoltaic solar cell manufacturing process;

•	corrosion resistant ceramic components sold to semiconductor equipment manufacturers; and

•	lightweight ceramic armor for incorporation into civilian and military vehicles.

We serve a wide range of markets from our three domestic manufacturing locations and international marketing offices. We have designed and customized our facilities and capital equipment to enhance our advanced technical ceramic manufacturing processes.

Industry Background

Evolving customer requirements in industrial processing, military systems, microwave electronics, automotive/diesel engine products and orthodontics have generated a demand for high performance materials with properties not readily available in metals, plastics or traditional ceramics. In some high performance applications, this demand has been met by products made of advanced technical ceramics.

The following table compares favorable typical properties of selected advanced technical ceramics with those of other selected materials.

MATERIALS	MELTING POINT (DEGREES FAHRENHEIT)	HARDNESS (VICKERS SCALE)	CHEMICAL RESISTANCE TO ACIDS	ELECTRICAL PROPERTIES	DENSITY (GRAMS PER CUBIC CENTIMETER)

Advanced technical ceramics	2,500 to 6,900	1,600 to 7,000	Excellent	From conductors to excellent insulators	2.5 to 4.5

High strength alloy steel	2,500 to 2,700	250 to 900	Fair	Conductors	7.0 to 9.0

High performance plastics	275 to 750	5 to 10	Good to Excellent	Good to excellent insulators	1.0 to 2.0

Ceramics such as earthenware, glass, brick and tile have been made for centuries and are still in common use today. The inertness and lasting qualities of ceramics are illustrated by artifacts uncovered intact in modern times. Almost all traditional ceramics, including those of ancient times, were based on clay. In the last fifty years, significant advances have been made in ceramic technology by applying specialized manufacturing processes to produce synthetic ceramic powders. Developments in aluminum oxide and other oxides provided ceramics that were excellent electrical insulators and were capable of withstanding high temperatures. In addition, industry advancements in ceramic material science have led to the development of a class of ceramics that are generally non-oxides, such as carbides, borides and nitrides. These materials generally have mechanical properties that exceed those of oxide ceramics developed in prior periods. Collectively, these developments resulted in the ability to manufacture ceramics with great strength at elevated temperatures and reduced brittleness, historically a primary limitation of ceramics. The products that have emerged from these advances are known as advanced technical (or structural) ceramics.

The properties of advanced technical ceramics present a compelling case for their use in a wide array of modern applications. However, to meet increasingly higher performance standards, advanced technical ceramics have stringent technical manufacturing requirements. The specialized equipment required to manufacture advanced technical ceramics must often be custom designed and is not readily available, requiring a significant investment in capital equipment and facilities to allow volume production. Manufacturing costs associated with the production of these materials are generally higher than the materials they replace. A portion of these costs is related to the need for diamond grinding finished components to exacting tolerances. To accelerate the use of advanced technical ceramics as a direct replacement for metals, plastics or other ceramics, these manufacturing costs need to be reduced. Cost reduction efforts include the production of blanks or feed stock to “near net shape” configurations in order to reduce the amount of diamond grinding needed. Manufacturers are also seeking to reduce costs through the use of high volume automated processing and finishing equipment and techniques, and to achieve economies of scale in areas such as powder processing, blank fabrication, firing, finishing and inspection.

Our Solution

We develop, manufacture and market advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Our competitive advantage results from our expertise in ceramic material science as well as our vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from raw material powders to finished product. This allows us to design and manufacture precision, high quality advanced technical ceramic products to meet demanding customer specifications.

The following table illustrates some of the solutions we have designed to meet market opportunities and demands.

MARKET OPPORTUNITY	DEMANDS OF THE MARKET	OUR SOLUTION

DEFENSE

Lightweight ceramic body armor

Due to the proliferation of automatic weapons in tactical operations and terrorist conflicts, it has become necessary to stop bullets as large as .50 caliber machine gun rounds. However, vests or other armor must be light enough in weight to allow freedom of movement without undue fatigue.

We have developed lightweight bullet resistant ceramic body armor solutions, including small arms protective inserts (SAPI) and other systems. These products generally consist of hot pressed Ceralloy® 546 (boron carbide) or hot pressed Ceralloy® 146 (silicon carbide) ceramic coupled with backings such as Kevlar™ or Spectra Shield™.

Lightweight ceramic armor for military aircraft and ground and sea-based vehicles	Military aircraft, ground-based vehicles and boats require protection against automatic weapons. Weight, cost and vehicle compatibility are critical technical parameters.

We have developed a series of lightweight, cost effective ceramic armor systems and attachment mechanisms that have multi-hit protection at various threat levels and can be added to an existing vehicle or designed into new military vehicles and aircraft.

Missile radomes (nose cones)

Defensive tactical missile systems such as the PAC-3 (Patriot Advanced Capability), Arrow Missile and the Standard Missile Block IV are designed to fly at extremely high velocities, survive tight turning radii and operate in severe weather conditions. These operating conditions preclude the use of conventional polymer materials for radomes.

We have developed advanced technical ceramic radomes made of fused silica ceramics which meet certain specifications of these tactical defensive missile systems, and we are developing a modified silicon nitride radome for more demanding requirements. We have also established a precision diamond grinding capability to finish these radomes.

INDUSTRIAL

Semiconductor equipment components for applications in processing chambers

The industry has historically used silicon metal, quartz, and aluminum oxide ceramics to fabricate processing chamber components. Semiconductor equipment manufacturers increasingly require processing chamber components that are longer lasting and result in lower particulate contamination.

We supply high density and high purity nitride and carbide ceramic components to semiconductor wafer processing equipment companies. Our R&D group is working with semiconductor equipment suppliers to tailor our ceramic materials to meet new equipment requirements.

Industrial equipment requiring critical protection against severe wear or corrosion	Failure of industrial equipment is often caused by premature wearing out of surfaces due to abrasive action. An example is paper making equipment where the pulp slurry runs at 5,000 feet per minute.

Ceralloy® 147 Sintered Reaction Bonded Silicon Nitride (SRBSN) industrial wear parts and cutting tool inserts are designed to replace hard metal or even oxide ceramic wear surfaces, resulting in greater productivity, quality and longer uptime.

Photovoltaic (solar cell) manufacturing requiring crucibles for melting silicon

In order to produce cost effective solar cell components, it is necessary to melt silicon in a crucible or vessel that will be able to contain the molten silicon yet not allow unwanted chemicals to contaminate the melt.

We have developed a high purity fused silica ceramic crucible (receptacle) which is being used by several photovoltaic cell manufacturers in their silicon melting operation. We are currently expanding our fused silica ceramic crucible production facility.

AUTOMOTIVE/DIESEL

Heavy-duty diesel truck engines

In order to achieve diesel engine life of 500,000 miles or more without major maintenance, and to meet current environmental requirements, it may be necessary to replace metal engine components with longer lasting, lighter weight, lower friction ceramic parts at acceptable unit costs.

Our Ceralloy® 147 SRBSN engine components have been developed in order to allow diesel engines to run at higher internal pressures and thus meet environmental and other requirements. We continue prototype development with a number of engine and fuel systems manufacturers worldwide to expand the application of our diesel engine products.

Armored civilian vehicles

When constructing automobiles or limousines with ballistic protection for non-military applications, it is necessary to keep added weight to a minimum in order to achieve reasonable gas consumption and have car components, such as doors, open and close with relative ease.

Using our lightweight ceramic armor developed for military applications, we have adapted the shapes to certain civilian applications such as the Ford Motor Company Lincoln Town Car Ballistic Protection Series.

COMMERCIAL

Orthodontic brackets

Traditional stainless steel orthodontic brackets are often considered unsightly. Substitute clear plastic materials can be weak and may stain. Some orthodontic patients prefer aesthetically pleasing brackets which can be affixed to each tooth to support the arch wire.

Our Transtar® translucent orthodontic brackets are inert, reveal the color of the patient’s teeth, and allow the orthodontist to correct the patient’s bite. Our marketing partner, 3M Unitek, sells this aesthetic ceramic bracket under the brand name Clarity™.

Our Business Strategy

Our goal is to profitably develop, manufacture and sell advanced technical ceramic components to customers and markets where there is a need for new materials that will increase the efficiency, productivity and life of our customers’ end products. Key elements of our strategy for achieving this goal include:

Capitalizing on Opportunities in the Defense Market.    We expect that the current geopolitical climate, terrorist threats and heightened risk of international conflict will continue to drive demand for our defense products. Our defense marketing and sales efforts will emphasize sales of ceramic armor and missile radomes (nose cones) to the U.S. government and, with the authorization of the U.S. government, to foreign allies of the United States. We intend to expand our lightweight ceramic armor products to address new applications in military boats, vehicles and aircraft.

Investing to Improve our Gross Margins and Manufacturing Efficiencies.    We will continue to implement lean manufacturing initiatives such as Demand Flow® Technology to reduce inventories and queue times and to increase productivity in order to improve gross profit margins. We intend to expand our in-line production efficiency by using automation and dedicated work cells. We anticipate that as we increase production volumes, we will further implement productivity-enhancing automation.

We currently plan to expand and relocate some of our high energy-utilization manufacturing processes to our Lexington, Kentucky facility where, in addition to other benefits, electricity costs, which are a material part of our cost of product sales, can be reduced significantly. We intend to establish strategic manufacturing relationships in certain international markets, including joint ventures or acquisitions, particularly in low cost manufacturing areas such as Mexico and China. We plan to develop strategic relationships with other manufacturing companies or key customers whose expertise or financial resources can assist us in accomplishing our objectives.

Identifying New Products and Markets.    We intend to identify new products and markets to meet evolving customer requirements for high performance materials. Often our customers may have a materials problem, or need, and may not be familiar or comfortable with the advantages of our advanced technical ceramics. We are committed to educating our current and potential customers and assisting them in developing new technical ceramic components for existing or new products and applications. We seek to educate our customers through technical paper presentations and product literature, by participating in technical or trade show meetings and exhibitions and by maintaining a highly qualified technical sales and marketing staff.

Continuing to Diversify our Non-Defense Revenue Base.    We currently depend on the U.S. government for a substantial portion of our revenues. We will continue to grow our customer base, primarily through promoting existing products to new customers and developing new products for new and existing customers. We intend to further diversify our customer product and market base by converting certain advanced technical ceramics, originally developed for defense applications, to industrial and commercial applications.

Leveraging our Facilities and Technologies to Address New Products and Markets.    Over the past two decades, we have designed, constructed and refined a substantial array of highly specialized and customized facilities and equipment for the manufacture of a series of advanced technical ceramics. In conjunction with these manufacturing facilities, we have designed equipment and developed processes that we believe allows us to enter new markets. We intend to leverage our equipment and technology to rapidly respond to new product and market opportunities as we identify them.

Increasing our Export Sales.    In recent years we established sales offices in China and England, in addition to commissioned sales representatives in Italy, Germany, Israel, Japan, South Korea, Taiwan and Scandinavia to allow us to better market our products outside the United States. Furthermore, we intend to leverage our existing customer relationships by marketing our products to foreign companies which are affiliated with U.S. companies with whom we are currently doing business. To accomplish each of these goals, we intend to continue to participate in trade shows outside the United States and to further train our export sales and marketing group (both direct employees and independent manufacturing representatives) through training sessions and annual corporate meetings.

Market Applications and Products

Our products are sold into four principal markets: defense, industrial, automotive/diesel and commercial. The following is a description of our principal products by market application:

Defense

Lightweight Ceramic Armor.    We have developed and currently manufacture lightweight ceramic armor capable of protecting against threats as great as 12.7mm armor piercing machine gun bullets. Compared to traditional steel armor plates, our ceramic armor systems offer weight savings as great as 40%. Using hot pressed Ceralloy® ceramic, our armor plates are laminated with either Kevlar™, Spectra Shield™, fiberglass, zylon or custom hybrid laminates and formed into a wide variety of shapes, structures and components. Initially, our manufactured ceramic armor was used principally for military helicopter crew seats and airframe panels. We are now also a major supplier of lightweight ceramic body armor for the U.S. military, and we believe we are a leading producer of lightweight ceramic armor for military helicopters. We are also developing products to address similar ballistic protection needs in boats, aircraft and other vehicles.

Missile Radomes (Nose Cones).    We manufacture conical shaped, precision machined ceramic radomes which are designed for the front end of defensive missiles. These radomes are used where missile velocities are high and operating environments are severe, and the thermal shock and erosion resistance, high strength and microwave transparency properties of advanced technical ceramics are required. We expect that our ceramic radomes will be used on the PAC-3 (Patriot Advanced Capability) and the Arrow Missile.

Industrial

Industrial Wear Components.    Our industrial wear components are made primarily of our Ceralloy® 147 sintered reaction bonded silicon nitride (SRBSN). These SRBSN ceramic components are generally incorporated in high wear areas of industrial machinery where severe abrasive conditions would otherwise wear out vital components. Our wear resistant parts are used to replace parts made of materials such as tungsten carbide or ceramics such as aluminum oxide. Applications include paper making equipment, abrasive blasting nozzles, metal cutting tool inserts as well as custom products.

Semiconductor Equipment Components.    The advanced equipment used to process silicon wafers creates harsh process environments that limit the life of traditional ceramic and metal components and produce particulate contamination that lowers wafer yields. We offer the industry advanced technical ceramics that have exceptional corrosion resistance, high thermal conductivity and other key properties that are essential to the manufacture of high quality semiconductors at acceptable yields.

Tempered Glass Furnace Components and Metallurgical and Industrial Tooling.    Fused silica ceramic does not, to any material extent, expand when heated or contract when cooled. This material is therefore used for industrial tooling components and molds where complicated shapes and dimensions are maintained over a wide range of temperatures. Such applications include forming and shaping titanium metal used in aircraft manufacture. Other applications take advantage of fused silica’s excellent thermal shock resistance and inertness when in contact with glass. We produce fused silica ceramic rollers up to 14 feet in length used in glass tempering furnaces.

Ceramic-Impregnated Dispenser Cathodes.    We manufacture ceramic-impregnated dispenser cathodes for microwave tubes used in radar, satellite communications, electronic countermeasures and other applications.

Dispenser cathodes, when heated, provide the stream of electrons which are magnetically focused into an electron beam. Microwave dispenser cathodes are primarily composed of a porous tungsten matrix impregnated with ceramic oxide compounds. The use of ceramic-impregnated cathodes reduces the amount of energy necessary to create a high level of electron emissions. Our ceramic-impregnated cathodes are also used in ion lasers and cathode ray tubes.

Samarium Cobalt Permanent Magnets.    We manufacture and market our samarium cobalt magnets as components primarily for microwave tube applications. Electron beams in microwave tubes generated by the dispenser cathodes described above can be controlled by the magnetic force provided by these powerful permanent magnets. The magnets are generally small sub-components of microwave traveling wave tubes.

Precision Ceramics.    We manufacture a variety of hot pressed Ceralloy® ceramic compositions that are precision diamond ground to exacting tolerances, primarily for microwave tube applications. The interior cavities of microwave tubes often require microwave absorbing ceramic components capable of operating at elevated temperatures and in high vacuums.

Fused Silica Ceramic Crucibles.    We manufacture fused silica ceramic crucibles, or receptacles, which are used in the fabrication of polycrystal silicon for photovoltaic cells that convert sunlight into electricity. These crucibles are designed to withstand high temperatures and thermal shock when in contact with molten silicon, without contaminating the melt.

Automotive/Diesel

Diesel Engine Components.    We have been manufacturing ceramic cam rollers for heavy-duty diesel engines since 1999, and now have production contracts to supply cam rollers to two major engine companies. We also have a supply contract with a fuel systems manufacturer for components for a diesel fuel pump. In addition, we are engaged in development projects with a number of other diesel engine and fuel systems manufacturers worldwide for various ceramic components.

Ceramic Armor System Components for Civilian Vehicles.    We have been selected by Ford Motor Company to manufacture and supply lightweight ceramic armor system components for incorporation into the Lincoln Town Car Ballistic Protection Series (BPS). Our components will incorporate technology and ballistic protection similar to that which we developed for several defense related applications. This product has been in development for the past two years and was introduced in January 2003. Ford is expected to release the vehicle for sale in the third quarter of 2003.

Commercial

Ceramic Orthodontic Brackets.    In orthodontics, to correct a patient’s tooth alignment, a small stainless steel bracket is attached to each tooth. These brackets provide a guide to the archwire, which is the wire that sets into each bracket. The cosmetic appearance of this metal is often considered unattractive. Together with 3M Unitek, we have developed a patented ceramic bracket which 3M Unitek markets to orthodontists under the brand name Clarity™. The translucency of this ceramic bracket, together with the classic ceramic properties of hardness, chemical inertness and imperviousness, result in a cosmetic substitute for traditional stainless steel brackets. These brackets reveal the natural color of the patient’s teeth while performing the structural functions of traditional stainless steel brackets.

Operating Divisions and Facilities

We serve our markets from manufacturing facilities in three locations across the United States. The following table includes a summary of our facilities and manufacturing structure.

FACILITY LOCATION	PRODUCTS

Ceradyne Advanced Ceramic Operations Costa Mesa and Irvine, California(1) Approximately 126,000 square feet

Defense Applications:

•      Lightweight ceramic armor

Industrial Applications:

•      Ceralloy® 147 SRBSN wear parts

•      Semiconductor equipment components

•      Precision ceramics

Automotive/Diesel Applications:

•      Ceralloy® 147 SRBSN automotive/diesel engine parts

•      Ceramic armor system components for civilian vehicles

Commercial Applications:

•      Ceramic orthodontic brackets

Ceradyne Semicon Associates Lexington, Kentucky(2) Approximately 35,000 square feet	Industrial Applications: • Ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes • Samarium cobalt magnets

Ceradyne Thermo Materials Scottdale, Georgia(3) Approximately 88,000 square feet

Defense Applications:

•      Missile radomes (nose cones)

Industrial Applications:

•      Glass tempering rolls

•      Metallurgical tooling

•      Castable and other fused silica products

•      Crucibles for photovoltaic solar cell applications

(1)	We lease our facility in Costa Mesa, California. The lease for our Costa Mesa facility expires in October 2005. We purchased our Irvine facility in June 2003. We previously leased our Irvine facility with an option to purchase.
(2)	We own our facility in Lexington, Kentucky, as well as the five-acre property on which our facility is located. We are planning to purchase additional land to construct a new manufacturing plant adjacent to this facility.
(3)	We lease our facility in Scottdale, Georgia. The lease expires in October 2015.

Sales, Marketing and Customers

Each of our three manufacturing locations maintains an autonomous sales and marketing force promoting its individual products. As of May 30, 2003, we had 15 employees directly involved in sales and marketing, including a marketing manager located in England, and a sales manager located in China.

We also have agreements with manufacturers’ representatives in foreign countries who are compensated as a percent of sales in their territory. We are focusing much of our marketing effort outside the United States through direct involvement of senior management personnel from our U.S. facilities. Revenues from export sales represented approximately 13.1% of our net sales in 2000, 15.9% in 2001, 10.9% in 2002 and 8.3% in the first three months of 2003.

We continue to explore various domestic, international and other relationships to increase our sales and market penetration. We seek long-term relationships such as multi-year agreements or exclusive relationships with our customers to promote a smoother, more predictable flow of orders and shipments.

We sell products and components to the U.S. government and government agencies, as well as to government contractors, original equipment manufacturers and to end users. The U.S. government and government agencies collectively represented approximately 25.6% of our net sales in 2000, 17.0% in 2001, 35.9% in 2002 and 45.4% in the first three months of 2003.

We sell our translucent ceramic orthodontic brackets only to 3M Unitek under an exclusive agreement. Sales to 3M Unitek represented approximately 14.2% of our net sales in 2000, 17.6% in 2001, 11.5% in 2002 and 14.0% in the first three months of 2003. In March 1986, we entered into a joint development and supply agreement with 3M Unitek for the development of a translucent ceramic bracket for orthodontic appliances, commonly known as braces. 3M Unitek is a major manufacturer of stainless steel orthodontic brackets and, early in our relationship, shared with us the functional specifications and properties which ceramic brackets would be required to satisfy. With this information and our experience with translucent ceramics in defense applications, we developed, and in 1987 began manufacturing, translucent ceramic brackets. 3M Unitek may or may not continue to actively market our ceramic orthodontic brackets, and our agreement with 3M Unitek does not require it to maintain any level of commitment to our products.

Manufacturing

We employ a number of advanced technical ceramics manufacturing processes that enable us to deliver high quality products designed to meet specific customer requirements. These processes are described below.

Hot Pressing.    Our hot pressing process is generally used to fabricate ceramic shapes for lightweight ceramic armor and semiconductor equipment components. We have designed and constructed induction heated furnaces capable of operating at temperatures exceeding 4,000°F in inert atmospheres at pressures up to 5,000 pounds per square inch. With this equipment, we can fabricate parts more than 26 inches in diameter, which is considered large for advanced technical ceramics. Using multiple cavity dies and special tooling, we can produce a number of parts in one furnace during a single heating and pressing cycle.

Our raw materials are fine powders procured from several outside suppliers. After we process them, the powders are either loaded directly into the hot pressing molds or are shaped into pre-forms prior to loading into the hot pressing molds. The powders are placed in specially prepared graphite tooling, most of which we machine to shape. Heat and pressure are gradually applied to the desired level, carefully maintained and finally reduced. The furnace is removed from the press while cooling to permit the press to be used with another furnace. For most products, this cycle takes approximately 20 hours. The resultant ceramic product generally has mechanical, chemical and electrical properties of a quality approaching theoretical limits. Almost all products, other than armor, are then finished by diamond grinding to meet precise dimensional specifications.

Sintering and Reaction Bonding of Silicon Nitride.    The sintering of reaction bonded silicon nitride results in our Ceralloy® 147 SRBSN, which is used in industrial and automotive/diesel applications. This SRBSN process begins with relatively inexpensive high purity elemental silicon (Si) powders, which contrasts sharply with most other competitors’ manufacturing techniques which start with relatively more expensive silicon nitride (Si3N4) powders.

After additives are incorporated by milling and spray drying, the silicon powders are formed into shapes through conventional ceramic processing such as dry pressing. These shapes are then fired in a nitrogen atmosphere which converts the silicon part to a silicon nitride part. At this step (reaction bonding), the silicon nitride is pressure sintered in an inert atmosphere increasing the strength of the component threefold. As a result of SRBSN processing, the ceramic crystals grow in an intertwining “needle-like” fashion which we have named

NeedleLok™. The NeedleLok™ structure results in a tough, high fracture energy part. This process is relatively economical due to the low cost of the starting powders and can be used to produce extremely high production volumes of parts due to the use of conventional pressing processes.

Fabrication of Translucent Ceramics (Transtar®).    We produce translucent aluminum oxide (Transtar®) components primarily for use as orthodontic ceramic brackets. We purchase the high purity powders from outside vendors and process them using dedicated conventional ceramic mechanical dry presses. The formed blanks are then fired in a segregated furnace in a hydrogen atmosphere at over 3,000°F until the ceramics enter into a mechanically strong, translucent condition. These fired aesthetic brackets then have certain critical features diamond ground into them. The next step is a proprietary treatment of the bonding side in order to permit a sound mechanical seal when bound to the patient’s teeth. In the final step we furnace braze a stainless steel channel into each archwire slot which has been previously diamond ground into the bracket.

Diamond Grinding.    Many of our advanced technical ceramic products must be finished by diamond grinding because of their extreme hardness. Our finished components typically are machined to tolerances of ±.001 inch and occasionally are machined to tolerances up to ±.0001 inch. To a limited extent, we also perform diamond grinding services for customers independently of our other manufacturing processes to specifications provided by the customer. Our diamond grinding facilities can perform surface grinding, diameter grinding, ultrasonic diamond grinding, diamond lapping, diamond slicing and honing. The equipment includes manual, automatic and computer numerically controlled (CNC) grinders. We have specially adapted the CNC grinders for precision grinding of ceramic contours to exacting tolerances.

Sintering of Fused Silica Ceramics.    Sintering of fused silica ceramics is the process we use to fabricate fused silica ceramic shapes for applications in glass tempering furnaces, metallurgical tooling, missile radomes, or nose cones, and other industrial uses. To fabricate fused silica ceramic shapes, fused silica powders are made into unfired shapes through slip casting or other ceramic compaction processes. These unfired “green” shapes are fired as they move through a continuously operated 150 foot long tunnel kiln at temperatures up to 2,500°F. The final shapes are often marketed in the “as fired” condition or, in some cases, precision diamond ground to achieve specific dimensional tolerances or surface finishes required by certain customers.

Ceramic-Impregnated Dispenser Cathode Fabrication.    Ceramic-impregnated dispenser cathode fabrication is used to produce cathodes for microwave power tube applications. To produce ceramic-impregnated dispenser cathodes, both tungsten metal powders and ceramic powders are used. The tungsten metal powders are isostatically pressed in polymer tooling, removed and fired in special atmospheres at temperatures in excess of 4,000°F. The tungsten billets are machined into precision shapes with exacting tolerances. The tungsten machined shapes are impregnated with a ceramic composite and fired at high temperatures in special atmospheres. The ceramic impregnated components are assembled and furnace brazed.

Final processing includes the insertion of a metal heating element within a ceramic insulating compound and the addition of an extremely thin layer of precious metals to the surface. Our final quality inspection often includes a test of the cathode’s electron emitting capabilities at normal operating temperatures.

Fabrication of Samarium Cobalt Permanent Magnets.    The fabrication of samarium cobalt permanent magnets results in various magnet shapes which are primarily used in microwave tube applications. We procure premixed samarium cobalt powder either as SmCo5 or Sm2Co17 compositions. The powders are then milled and formed into the final configuration by pressing in a magnetic field using a specially designed magnet press. These “pre-fire” or “green” magnets are then sintered at 2,000°F in helium or a vacuum. The magnets may then be subsequently diamond ground and measured and sorted by each individual magnet’s strength.

Raw Materials.    The starting raw materials for our manufacturing operations are generally fine, synthetic powders available from several domestic and foreign sources. Other raw materials, such as Kevlar™, Spectra Shield™, graphite and metal components are readily available from several commercial sources.

Quality Control.    We make our products to a number of exacting specifications. In order to meet both internal quality criteria and customer requirements, we implement a number of quality assurance and in-process statistical process control programs. We implement these quality programs separately at each of our three manufacturing locations. Our Advanced Ceramic Operations and Thermo Materials facilities have received ISO 9001 Certification. Ceradyne Semicon Associates is ISO 9000 compliant.

Engineering and Research

Our engineering and research efforts consist of application engineering in response to customer requirements, in addition to new materials and product development performed by our Research and Development Department. Our efforts create new products, modify existing products to fit specific customer needs and result in developing enhanced ceramic processes.

We allocate costs associated with application engineering and research between cost of product sales and research and development expense. Application engineering efforts devoted to specific customer orders generally are recognized as cost of product sales, while the balance of engineering and research costs is included in research and development and expensed as incurred. Our research and development expenses were approximately $1.3 million in 2000, $1.1 million in 2001, $2.1 million in 2002, and $0.5 million in the first three months of 2003.

Competition

Our products compete with advanced technical ceramics products from other companies, as well as with high strength steel alloys and plastic products. When competing with other advanced technical ceramics products, we believe the principal competitive factors are price, product performance, material specifications, application engineering capabilities, customer support and reputation. Some of our competitors include Armor Holdings, ArmorWorks, Cercom, CoorsTek, Kyocera’s Industrial Ceramics Group, Saint Gobain Advanced Ceramics, Simula, Spectra-Mat and Vesuvius. Many of our current or potential competitors have greater financial, marketing and technical resources than we do. We cannot guarantee that we will be able to compete successfully against our current or future competitors. If we fail to compete successfully, there could be material adverse effects on our business, financial condition and results of operations. In many applications we also compete with manufacturers of non-ceramic materials. When competing with high strength steel alloys and plastic products, we may not be able to compete effectively when price is a primary consideration, because our products are typically more expensive.

Backlog

We record an item as backlog when we receive a contract, purchase order or other notification indicating the number of units to be purchased, the purchase price, specifications and other customary terms and conditions. As of December 31, 2001, we had backlog of approximately $26.4 million and $1.4 million of unexercised options. As of December 31, 2002, we had backlog of approximately $34.3 million and $1.4 million of unexercised options. As of March 31, 2003, we had backlog of approximately $44.2 million and $1.4 million of unexercised options. We expect that substantially all of the firm scheduled orders as of March 31, 2003 will be shipped within the next twelve months.

Patents, Licenses and Trademarks

We rely primarily on trade secrecy to protect compositions and processes that we believe are proprietary. In certain cases, the disclosure of information concerning such compositions or processes in issuing a patent could be competitively disadvantageous. However, our management believes that patents are important for technologies where trade secrecy alone is not a reliable source of protection. Accordingly, we have applied for, or have been granted, several U.S. patents relating to compositions, products or processes that our management believes are proprietary, including lightweight ceramic armor.

We have been issued two U.S. patents relating to translucent ceramics for orthodontic brackets. The earliest of these patents expires in 2007. We co-invented and co-own these patents with 3M Unitek. Together with 3M Unitek, we have granted licenses to eight companies whose ceramic orthodontic brackets infringe our joint patents. These companies pay both of us royalties based on sales of their orthodontic ceramic brackets for the remaining life of the patents.

In addition to the above, we have been issued 10 U.S. patents and have six patents pending and have applied for corresponding foreign patents in various foreign countries. The earliest of these patents expires in 2004.

“Ceralloy®,” the name of our technical ceramics, “Ceradyne®” and the Ceradyne logo, comprising the stylized letters “CD®,” are our major trademarks registered in the United States and various foreign countries. We also have other trademarks, including “Transtar®,” “Semicon®,” “Thermo®,” “Netshape®,” “Defender®,” “NeedleLok™,” and “Ramtech™.”

Employees

As of May 30, 2003, we had approximately 435 employees, including 14 employees with undergraduate or graduate degrees in ceramic engineering. Of these total employees, 341 were in manufacturing, 51 were in engineering and research, 15 were in sales and marketing, and 28 were in general management, finance and administration. We also use temporary labor in some of our production operations. We generally consider our relationship with employees to be excellent. None of our employees are represented by a labor union.

Legal Proceedings

We are involved in legal proceedings incidental to our business from time to time. There are no currently pending actions.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages as of May 30, 2003 are as follows:

Name	Age	Position

Joel P. Moskowitz	64	Chairman of the Board, Chief Executive Officer and President

Earl E. Conabee	65	Vice President and Director of Marketing at Thermo Materials

Jerrold J. Pellizzon	49	Chief Financial Officer, Chief Administrative Officer and Corporate Secretary

David P. Reed	48	Vice President and General Manager of Advanced Ceramic Operations

Bruce Lockhart	40	Vice President and President of Thermo Materials

Jeff Waldal	38	Vice President and President of Semicon Associates

Richard A. Alliegro(1)	72	Director

Eduard Bagdasarian(2)	38	Director

Frank Edelstein(1) (2)	77	Director

Wilford D. Godbold, Jr.(2)	65	Director

Milton L. Lohr(1) (2)	78	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.

Joel P. Moskowitz co-founded our predecessor company in 1967. He served as our President from 1974 until January 1987, and has served as our President since September 1987. In addition, Mr. Moskowitz has served as our Chairman of the Board and Chief Executive Officer since 1983. Mr. Moskowitz currently serves on the Board of Trustees of Alfred University. Mr. Moskowitz obtained a B.S. in Ceramic Engineering from Alfred University in 1961 and an M.B.A. from the University of Southern California in 1966.

Earl E. Conabee joined us in July 1985, and has served as a Vice President since June 1986. Mr. Conabee also serves as Director of Marketing for our Thermo Materials division, where he is responsible for the overall marketing and sales effort for fused silica ceramics. Prior to joining us, Mr. Conabee served as General Manager of Ceramatec, a manufacturer of technical ceramics from 1983 to 1985, and as Director of Refinery Operations for Englehard Minerals Corporation from 1973 to 1983. Mr. Conabee obtained a B.S. in Ceramic Engineering from Alfred University in 1960.

Jerrold J. Pellizzon joined us in September 2002 and serves as our Chief Financial Officer, Chief Administrative Officer and Corporate Secretary. Prior to joining us, Mr. Pellizzon was Chief Executive Officer of DrSoy Nutrition, Inc., from 2000 until 2002. From 1994 through 2000, Mr. Pellizzon served as Chief Operating Officer and Chief Financial Officer of Met-Rx Substrate Technologies. From 1984 to 1993, Mr. Pellizzon was Chief Financial Officer for Breton Construction, Inc., and served on their executive committee and board of directors. Prior to 1984, Mr. Pellizzon held executive and management positions at Duke Timber Construction/Tobin Steel Company and was employed as a C.P.A. in public accounting. Mr. Pellizzon obtained his B.S. in Economics from UCLA in 1975.

David P. Reed joined us in November 1983, and has served as a Vice President since January 1988. Mr. Reed is responsible for the operations, finances and marketing of our Costa Mesa, California operations.

Prior to joining us, Mr. Reed served as Manager, Process Engineering for the Industrial Ceramic Division of Norton Co. from 1980 to 1983. Mr. Reed obtained a B.S. in Ceramic Engineering from Alfred University in 1976 and an M.S. in Ceramic Engineering from the University of Illinois in 1978.

Bruce Lockhart joined our Thermo Materials division as its President in September of 2001 after 16 years of varied experience in the ceramic industry, the majority of which was with Thermal Ceramics Inc. in Augusta, Georgia. Mr. Lockhart was elected as a Vice President in February 2003. Prior to joining us, Mr. Lockhart’s past experiences included positions as a development engineer, senior R & D engineer, production manager, product marketing manager, and manufacturing manager. Mr. Lockhart received a B. S. in Ceramic Engineering from Clemson University in 1985 and a M.B.A. from Clemson University in 1990.

Jeff Waldal joined our Semicon Associates division in 1995 as a quality manager, and was promoted to manufacturing manager in 1997 and to President of Semicon in 1999. Mr. Waldal was elected as a Vice President in February 2003. He is currently responsible for the operations, finances and marketing at Semicon Associates. Mr. Waldal began his career as senior materials technician at United Technologies – Pratt & Whitney Aircraft. Mr. Waldal was employed for eight years at Ladish Company, Inc. as quality supervisor and quality manager. Mr. Waldal currently serves on the board of directors as Treasurer for Kentucky Manufacturing Assistance Center and is a member of the University of Kentucky College of Engineering Dean’s Advisory Council. Mr. Waldal obtained a degree in Non-Destructive Testing from Hutchinson Technology Institute in 1984, and a B.A. in Business Management from the University of Kentucky in 1995, and an M.B.A. from Eastern Kentucky University in 1998.

Richard A. Alliegro has served on our board of directors since 1992. Mr. Alliegro retired from Norton Company in 1990 after 33 years, where his last position was Vice President, Refractories and Wear, for Norton’s Advanced Ceramics operation. He served as President of Lanxide Manufacturing Co., a subsidiary of Lanxide Corporation, from May 1990 to February 1993. Mr. Alliegro currently is the owner of AllTec Consulting, Inc., a ceramic technology consulting firm. Mr. Alliegro obtained B.S. and M.S. degrees in Ceramic Engineering from Alfred University in 1951 and 1952, respectively, and previously served as a member of the Board of Trustees of that university.

Eduard Bagdasarian was appointed to our board of directors on February 25, 2002 to fill the vacancy created by the resignation of Leonard Allenstein. He is Managing Director and Chief Operating Officer of the investment banking firm of Barrington Associates, where he has been employed since 1989. Mr. Bagdasarian chairs Barrington Associates’ Executive Committee and serves on its Board of Directors. Mr. Bagdasarian is a registered General and Financial Principal with the NASD. Mr. Bagdasarian obtained a B.A. degree in Business/Economics from UCLA in 1987.

Frank Edelstein has served on our board of directors since 1984. Mr. Edelstein has been a Vice President of Stone Creek Capital, Inc., an investment banking firm, since November 1986. From 1979 to November 1986, he was Chairman of the Board of International Central Bank & Trust Company, which was acquired by Continental Insurance Co. in July 1983. Mr. Edelstein is currently a director of Arkansas Best Corp. and IHOP Corp. Mr. Edelstein obtained a B.A. degree in Mathematics from NYU in 1948.

Wilford D. Godbold, Jr. has served on our board of directors since July 2000. Mr. Godbold is currently a private investor. From 1982 to 1998, Mr. Godbold was employed by Zero Corporation, a manufacturer of packaging systems for the electronics industry, where he served as Chief Executive Officer and President from 1984 to 1998. From 1966 to 1982, he was engaged in the private practice of law with Gibson Dunn & Crutcher, specializing in mergers and acquisitions, corporate finance and general corporate law. Mr. Godbold holds an A.B. degree in Political Science from Stanford University, and obtained a J.D. from UCLA Law School in 1966. Mr. Godbold is a director of Sempra Energy and K2 Inc.

Milton L. Lohr served on our board of directors from 1986 until early 1988, when he resigned to accept a position as Deputy Undersecretary of Defense for Acquisitions. He held that position until May 1989 and was re-elected to our board of directors in July 1989, and has served on our board of directors since July 1989. Mr. Lohr is currently a partner of L. F. Global Investments, LLC, a San Diego based financial firm with activities in money management funds, venture capital and asset management companies. He served as the first Deputy Under Secretary for Acquisitions in both the Reagan and Bush administrations, with responsibility to assist in overseeing the Department of Defense’s major acquisition programs as well as exercising oversight of international programs and U.S. Arms Control Compliance activities. He also served as U.S. Acquisition Representative to the NATO Conference of National Armament Directors and provided leadership guiding U.S. armament cooperative programs, and in developing and establishing policy initiatives aimed at promoting cooperation on major weapon systems and technology among the NATO Allies. He also served on the Four Power Group with members from the U.K., France, Germany and the United States. Mr. Lohr previously held the position of President of Defense Development Corporation, a defense-related research and development company from 1990 to 1993. Mr. Lohr also held the position of Senior Vice President of Titan Systems, a defense-related research and development company, from 1986 to 1988, and was founder and CEO of Defense Research Corporation, a defense consulting firm, from 1983 to 1986. Mr. Lohr served from 1969 to 1983 as Executive Vice-President of Flight Systems, Inc., a firm engaged in aerospace and electronic warfare systems. Mr. Lohr has over thirty-five years experience in government positions and aerospace and defense management. He served as a panel member on the President’s Science Advisory Committee (2 years), a member of the Defense Science Board (15 years) and a member of the Army Science Board (8 years), as well as other ad hoc government related assignments. Mr. Lohr obtained a B.S. degree in Engineering from USC in 1949, and a M.S. degree from UCLA in 1964.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of May 30, 2003, and as adjusted to reflect the sale of common stock offered in this offering for:

•	the selling stockholder;

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the address of each person listed in the table is c/o Ceradyne, Inc., 3169 Redhill Avenue, Costa Mesa, California 92626. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage ownership for each stockholder is based on 8,652,781 shares of common stock outstanding as of May 30, 2003, together with all shares of common stock subject to objects exercisable within 60 days following May 30, 2003 for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Common Shares Owned		Options or Warrants Exercisable Within 60 Days	Beneficial Ownership Prior to Offering(1)		Number of Shares Offered	Beneficial Ownership After Offering(1)
Name and Address				Number	Percent		Number	Percent
Joel P. Moskowitz	1,163,110		50,000	1,213,110	13.9%	300,000	913,110	8.9%
George A. Needham	635,000	(2)	—	635,000	7.3	—	635,000	6.3
Dimensional Fund Advisors, Inc. 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	545,800	(3)	—	545,800	6.3	—	545,800	5.4
Federated Investors, Inc. 1001 Liberty Avenue Pittsburg, PA 15222-3779	497,500	(4)	—	497,500	5.7	—	497,500	4.9
Needham Investment Management LLC 445 Park Avenue New York, NY 10022	292,301	(5)	—	292,301	3.4	—	292,301	2.9
David P. Reed	501		51,500	52,001	*	—	52,001	*
Frank Edelstein	37,400		32,000	69,400	*	—	69,400	*
Milton L. Lohr	—		41,000	41,000	*	—	41,000	*
Richard A. Alliegro	—		37,000	37,000	*	—	37,000	*
Wilford D. Godbold, Jr.	1,000		20,000	21,000	*	—	21,000	*
Earl E. Conabee	6,725		2,100	8,825	*	—	8,825	*
Eduard Bagdasarian	—		20,000	20,000	*	—	20,000	*
All executive officers and directors as a group (11 persons)	1,212,191		319,000	1,531,191	17.1		1,231,191	11.8%

*	Less than 1% of shares of common stock outstanding.

(1)	This table is based upon information supplied by the executive officers, directors and beneficial stockholders.

(2)	Based on information contained in a statement on Schedule 13D dated January 17, 2003, as filed with the Securities and Exchange Commission, all shares are beneficially owned by Mr. Needham by virtue of his position as Managing General Partner or Manager of the investment partnerships that hold these shares. Mr. Needham is affiliated with Needham & Company, Inc.

(3)	Based on information contained in a statement on Schedule 13G dated December 31, 2002, as filed with the Securities and Exchange Commission, Dimensional Fund Advisors, Inc. disclaims beneficial ownership of all shares, which are held on behalf of its advisory clients.

(4)	Based on information contained in a statement on Schedule 13G dated December 31, 2002, as filed with the Securities and Exchange Commission, all shares are held on behalf of advisory clients of Federated Investors, Inc.

(5)	Based on information contained in a statement on Schedule 13G dated January 16, 2003, as filed with the Securities and Exchange Commission, all shares are beneficially owned by Needham Investment Management LLC by virtue of its position as investment adviser to various Needham Funds. Needham Investment Management LLC is affiliated with Needham & Company, Inc.

UNDERWRITING

We and the selling stockholder intend to enter into an underwriting agreement with the underwriters named below on the terms described below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Needham & Company, Inc.
A.G. Edwards & Sons, Inc.

Total	1,800,000

The underwriters have advised us and the selling stockholder that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $         per share. The underwriters may allow, and these dealers may re-allow, a concession to other securities dealers of up to $         per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to 225,000 additional shares of common stock and the selling stockholder has granted to the underwriters an option to purchase up to 45,000 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, which are discussed below, made in connection with this offering. If this option is exercised, each of the underwriters will be obligated to purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown. If this option is exercised, in part, shares will be purchased from us and the selling stockholder on a pro rata basis.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholder per share of common stock. The underwriting discount is currently expected to be approximately         % of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by Ceradyne, Inc.	$	$	$
Paid by the selling stockholder	$	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described above, if any of these shares are purchased.

The underwriting agreement also provides that we and the selling stockholder will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to options outstanding under any existing employee benefit plans. Our directors, officers and the selling stockholder have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase under the over-allotment option. To close out a short position, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be entirely closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities or may prevent or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

On December 31, 2002, entities affiliated with Needham & Company, Inc. agreed to purchase an aggregate of 927,301 shares of our common stock in a private placement transaction with Ford Motor Company. The transaction closed on January 16, 2003. These shares of our common stock were originally issued to Ford Motor Company in transactions that occurred in March 1986 and February 1988. None of the shares held by the entities affiliated with Needham & Company, Inc. will be included in the offering described in this prospectus.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the representative of the underwriters by Gray Cary Ware & Freidenrich LLP.

EXPERTS

The financial statements as of and for the year ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements at December 31, 2000 and 2001, and for the years ended December 31, 2000 and 2001, included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The report of Arthur Andersen LLP on the December 31, 2000 and 2001 consolidated financial statements, dated February 27, 2002, included in this prospectus is a copy of the previously issued report of Arthur Andersen LLP, which has not been reissued because Arthur Andersen LLP has ceased operations. Because we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our consolidated financial statements at and for the years ended December 31, 2000 and 2001, as required by Section 7 of the Securities Act of 1933, as amended, we have dispensed with the filing of their consent in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you may not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section may be limited.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

The SEC allows us to “incorporate by reference” into this prospectus certain of our publicly-filed documents, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after June 6, 2003 will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the closing of the offering.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.    Our Annual Report on Form 10-K for the year ended December 31, 2002;

2.    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

3.    The description of our common stock which is contained in our registration statement on Form 8-B filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Jerrold J. Pellizzon, 3169 Red Hill Avenue, Costa Mesa, California 92626, telephone: (714) 549-0421.

CERADYNE, INC .

CERADYNE, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To Stockholders and Directors

    of Ceradyne, Inc.:

In our opinion, the accompanying consolidated balance sheet and related statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ceradyne, Inc. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 27, 2002.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

/s/    PricewaterhouseCoopers LLP

Orange County, California

February 26, 2003

CERADYNE, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

This is a conformed copy of the audit report previously issued by Arthur Andersen LLP in connection with Ceradyne, Inc.’s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this registration statement. See Exhibit 23.3 for further discussion. Neither the Consolidated Balance Sheet as of December 31, 2000, the Statement of Operations for the year ended December 31, 1999, nor the schedule referred to in this report has been included in the accompanying financial statements.

To Stockholders and Directors

    of Ceradyne, Inc.:

We have audited the accompanying consolidated balance sheets of Ceradyne, Inc, (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ceradyne, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/    Arthur Andersen LLP

Orange County, California

February 27, 2002

CERADYNE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for per share data)

	December 31,		March 31, 2003
	2001	2002
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,017	$350	$462
Accounts receivable, net	8,305	11,599	14,791
Other receivables	215	271	267
Inventories, net	14,581	16,107	16,334
Production tooling	2,889	3,239	3,333
Prepaid expenses and other	1,689	2,200	2,068
Deferred tax asset	1,728	1,357	548

Total current assets	30,424	35,123	37,803
Property, plant and equipment, net	16,016	18,660	18,561
Costs in excess of net assets acquired	1,511	1,511	1,511

Total assets	$47,951	$55,294	$57,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank line of credit	$—	$2,390	$1,500
Current maturities of long-term debt	100	100	100
Accounts payable	5,361	5,441	6,926
Accrued expenses	1,796	1,614	2,337
Deferred revenue	270	213	159
Warranty reserve	—	596	181

Total current liabilities	7,527	10,354	11,203
Long-term debt, less current maturities	158	58	33
Deferred tax liability	609	1,794	1,794

Total liabilities	8,294	12,206	13,030

Commitments and contingencies (Note 5)

Stockholders’ equity:
Common Stock, $.01 par value: 12,000,000 authorized; 8,402,705, 8,521,034 and 8,577,734 shares issued and outstanding at December 31, 2001, 2002 and March 31, 2003 (unaudited), respectively	39,298	40,044	40,289
Retained earnings	359	3,044	4,556

Total stockholders’ equity	39,657	43,088	44,845

Total liabilities and stockholders’ equity	$47,951	$55,294	$57,875

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except for per share data)

	Years ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(Unaudited)
Net sales	$45,930	$45,339	$61,238	$14,678	$19,182
Cost of product sales	33,743	32,852	48,157	11,789	14,265

Gross profit	12,187	12,487	13,081	2,889	4,917
Operating expenses:
Selling	1,605	2,036	2,069	448	506
General and administrative	4,456	4,897	4,963	1,138	1,636
Research and development	1,252	1,083	2,080	482	471

	7,313	8,016	9,112	2,068	2,613

Operating income	4,874	4,471	3,969	821	2,304

Other income (expense)
Royalty income	148	165	216	55	30
Interest income	209	186	14	5	3
Miscellaneous	—	41	35	22	(1)
Interest expense	(34)	(26)	(102)	(12)	(10)

	323	366	163	70	22

Income before provision for income taxes	5,197	4,837	4,132	891	2,326
Provision for income taxes	104	808	1,447	312	814

Net income	$5,093	$4,029	$2,685	$579	$1,512

Net income per common share:
Basic	$0.62	$0.48	$0.32	$0.07	$0.18
Diluted	$0.61	$0.46	$0.31	$0.07	$0.17
Shares used in computing per common share amounts:
Basic	8,212	8,345	8,486	8,445	8,553
Diluted	8,395	8,713	8,759	8,797	8,922

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Retained Earnings (Deficit)	Total Stockholders’ Equity
	Number of Shares	Amount
Balance, December 31, 1999	8,095,848	$37,900	$(8,763)	$29,137
Issuance of common stock	64,304	190	—	190
Exercise of stock options	127,990	569	—	569
Net income	—	—	5,093	5,093

Balance, December 31, 2000	8,288,142	38,659	(3,670)	34,989

Issuance of common stock	60,863	409	—	409
Exercise of stock options	53,700	230	—	230
Net income	—	—	4,029	4,029

Balance, December 31, 2001	8,402,705	39,298	359	39,657

Issuance of common stock	51,429	438	—	438
Exercise of stock options	66,900	308	—	308
Net income	—	—	2,685	2,685

Balance, December 31, 2002	8,521,034	40,044	3,044	43,088

Exercise of stock options	56,700	245	—	245
Net income	—	—	1,512	1,512

Balance, March 31, 2003 (unaudited)	8,577,734	$40,289	$4,556	$44,845

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(Unaudited)
Cash flows from operating activities:
Net income	$5,093	$4,029	$2,685	$579	$1,512
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,212	2,485	2,941	686	819
Deferred income taxes	—	—	1,556	312	809
Gain on sale of equipment	—	(12)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(453)	(2,015)	(3,294)	(2,852)	(3,192)
Other receivables	35	(152)	(56)	(44)	4
Inventories	259	(6,388)	(1,526)	391	(227)
Production tooling	(312)	(1,234)	(350)	(702)	(94)
Prepaid expenses and other	352	(305)	(511)	(283)	132
Accounts payable	(261)	3,408	80	1,194	1,485
Accrued expenses	349	633	(182)	(103)	723
Warranty reserve	—	—	596	—	(415)
Deferred revenue	(270)	270	(57)	(68)	(54)

Net cash provided by (used in) operating activities	7,004	719	1,882	(890)	1,502
Cash flows from investing activities:
Purchases of property, plant and equipment	(2,414)	(6,965)	(5,585)	(2,175)	(720)
Proceeds from sale of equipment	—	68	—	—	—

Net cash used in investing activities	(2,414)	(6,897)	(5,585)	(2,175)	(720)
Cash flows from financing activities:
Proceeds from issuance of common stock	190	409	438	258	245
Proceeds from exercise of stock options	569	230	308	—	—
Borrowings on (reduction in) bank line of credit	—	—	2,390	1,960	(890)
Payments on long-term debt	(100)	(100)	(100)	(25)	(25)

Net cash provided by (used in) financing activities	659	539	3,036	2,193	(670)
Increase (decrease) in cash and cash equivalents	5,249	(5,639)	(667)	(872)	112
Cash and cash equivalents, beginning of period	1,407	6,656	1,017	1,017	350

Cash and cash equivalents, end of period	$6,656	$1,017	$350	$145	$462

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

a.  Principles of Consolidation and Nature of Operations

The consolidated financial statements include the financial statements of Ceradyne, Inc. (a Delaware Corporation), and its subsidiaries. Ceradyne, Inc. and its subsidiaries are collectively referred to herein as the “Company”. All significant intercompany accounts and transactions have been eliminated.

The Company develops, manufactures and markets advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Its products are sold to the U.S. government, prime government contractors and large industrial and commercial manufacturers.

b.    Unaudited Interim Financial Information

The accompanying consolidated financial information for the three months ended March 31, 2002 and 2003, is unaudited. In the opinion of management, this information has been prepared on substantially the same basis as the annual consolidated financial statements and in accordance with generally accepted accounting principles for interim financial information. Accordingly, the interim financial information does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the option of management the interim financial information contains all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations as of and for the periods ended March 31, 2002 and 2003.

c.  Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

d.  Accounts Receivable

The allowance for doubtful accounts includes management’s estimate of the amount expected to be uncollectable on specific accounts and unidentified accounts included in accounts receivable. In estimating the potential losses on specific accounts, management relies on in-house prepared analysis and review of other available information. The amounts the Company will ultimately realize could differ from the amounts assumed in arriving at the allowance for doubtful accounts in the accompanying financial statements.

e.  Inventories, Net

Inventories are valued at the lower of cost (first-in, first-out) or market. The write down of inventory for obsolete items is based on management’s estimate of the amount considered obsolete based on specific reviews of inventory items. In estimating the allowance, management relies on its knowledge of the industry as well as its current inventory levels. The amounts the Company will ultimately realize could differ from amounts estimated by management. Inventory costs include the cost of material, labor and manufacturing overhead. The following is a summary of inventories by component:

	December 31,			March 31, 2003
	2000	2001	2002
				(unaudited)
Raw materials	$4,815,000	$8,143,000	$9,641,000	$9,308,000
Work-in-process	2,800,000	5,616,000	5,613,000	6,067,000
Finished goods	578,000	822,000	853,000	959,000

	$8,193,000	$14,581,000	$16,107,000	$16,334,000

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.  Production Tooling

The Company’s production tooling primarily consists of graphite tooling used in the manufacturing and furnace processes. This tooling is being amortized over three to nine months.

g.  Property, Plant and Equipment

Depreciation and amortization of property, plant and equipment are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	20 years
Machinery and equipment	3 to 12 years
Office equipment	5 years
Leasehold improvements	Shorter of 10 years or the term of Lease

Maintenance, repairs and minor renewals are charged to expense as incurred. Repairs and maintenance expense approximated $965,000, $1,061,000, $1,151,000 and $259,000 in 2000, 2001, 2002 and the quarter ended March 31, 2003, respectively. Additions and improvements are capitalized. When assets are disposed of, the applicable costs and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation expense approximated $2,018,000, $2,291,000, $2,941,000, $819,000 in 2000, 2001, 2002 and the quarter ended March 31, 2003, respectively.

h.  Costs in Excess of Net Assets Acquired

The cost in excess of net assets acquired (goodwill) amount presented on the financial statements primarily resulted from the acquisition of the Company’s divisions. In accordance with SFAS 142, goodwill is not being amortized, but instead is subject to an annual assessment of impairment by applying a fair-value based test.

The Company performs an annual impairment test for goodwill. Goodwill is allocated to three reporting units, which represents the Company’s operating segments. The Company’s reporting units for purposes of applying the provisions of SFAS 142 are: Advanced Ceramics Operations, Semicon Associates, and Thermo Materials. SFAS 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill and intangible assets within the reporting unit is less than their carrying value. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. Fair value is determined based on discounted cash flows, market multiples or appraised values as appropriate. As of December 31, 2002, the Company does not believe any impairment of goodwill has occurred.

i.  Sales Recognition

Sales are generally recorded when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, and collection is reasonably assured. Management is required to make judgments about whether or not collectibility is reasonably assured. The Company reduces revenue with reserves for estimated price concessions and sales returns. Allowances, which are recorded at the time revenue is recognized, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists,” are based upon historical price concessions and sales returns.

j.  Deferred Revenue

In October 2002, Ford Motor Company contributed $217,000 for 2003 to the Joint Product Development Program. The Company will amortize this amount to revenue during 2003. In January 2002 and October 2001 and 2000, Ford also contributed $270,000 for each year and the Company fully amortized these amounts to revenue during 2002, 2001 and 2000.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k.  Net Income Per Share

Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and common stock warrants using the treasury stock method.

The following is a summary of the number of shares entering into the computation of net income per common and common equivalent share:

	December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Weighted average number of shares outstanding	8,211,568	8,344,874	8,486,177	8,444,776	8,553,474
Dilutive stock options	183,769	386,160	273,281	352,279	368,853

Number of shares used in dilutive computation	8,395,337	8,731,034	8,759,458	8,797,055	8,922,327

l.  Accounting for Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Disposal of long-lived Assets.” SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121, “Accounting for the Impairment of long-lived Assets and for long-lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 (with earlier application being encouraged) and generally are to be applied prospectively. Adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

m.  Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

n.  Engineering and Research

The costs associated with application engineering and internally-funded research are expensed as incurred and are included in cost of product sales or other operating expenses. The Company established a new research and development department in 1998 to focus on new materials technology. Costs associated with the research and development department were $1,252,000, $1,083,000, $2,080,000, $482,000 and $471,000 for years ended December 31, 2000, 2001, 2002 and for the quarters ended March 31, 2002 and 2003, respectively. In addition, the Company historically has and continues to engage in application engineering and internally funded research to improve and reduce the cost of products and to develop new products. Costs associated with the engineering department were approximately $358,000, $497,000, $1,531,000, $379,000 and $440,000 in 2000, 2001, 2002, and for the quarters ended March 31, 2002 and 2003, respectively, and are included in cost of product sales.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

o.  Fair Value of Financial Instruments

The carrying value of accounts receivable and trade payables approximates the fair value due to their short-term maturities. The carrying value of the Company’s unused line of credit is considered to approximate fair market value, as the interest rates of these instruments are based predominantly on variable reference rates. The carrying value of the Company’s long-term debt is a reasonable estimate of fair value as the rate of interest paid on the note approximates the current rate available for financing with similar terms and maturities.

p.  Income Taxes

The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes are determined based on the differences between the financial statements and the tax bases using rates as enacted in tax laws. A valuation allowance is established if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized.

q.  New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. The significant items from SFAS 145 that are relevant to the Company are the provisions regarding extinguishment of debt. The provisions of this statement are applicable for financial statements issued on or subsequent to May 15, 2002. The adoption of this statement does not have a significant impact on the Company’s consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The Company expects that adoption of this statement will not have a significant impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“Interpretation”). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement does not have an impact on the Company’s consolidated financial statements.

r.  Stock-Based Compensation

The Company applies the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for stock-based compensation; therefore, no compensation expense has been recognized for its fixed stock option plans as options generally are granted at fair market value based upon the closing price on the date immediately preceding the grant date. The Company has adopted the disclosure requirements for SFAS No. 123, “Accounting for Stock-Based Compensation.” On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure, which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation, which we have adopted for the year ended December 31, 2002. Accordingly, if

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation expense for the Company’s stock options had been recognized, based upon the fair value of awards granted, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

				Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Net income (loss), as reported	$5,093,000	$4,029,000	$2,685,000	$579,000	$1,512,000
Deduct: total stock-based employee compensation expense determined under the fair value based method for all award, net of related tax effects	(397,000)	(644,000)	(222,000)	(43,000)	(60,000)

Pro forma net income	$4,696,000	$3,385,000	$2,463,000	$536,000	$1,452,000

Net income per Share:
Basic—as reported	$0.62	$0.48	$0.32	$0.07	$0.18
Basic—pro forma	$0.57	$0.41	$0.29	$0.06	$0.17

Diluted—as reported	$0.61	$0.46	$0.31	$0.07	$0.17
Diluted—pro forma	$0.57	$0.39	$0.28	$0.06	$0.16
Weighted average shares outstanding:
Basic	8,212,000	8,345,000	8,486,000	8,446,000	8,553,000
Diluted	8,395,000	8,713,000	8,759,000	8,797,000	8,922,000

The pro forma amounts were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2000	2001	2002
Expected term (years)	7.0	7.0	7.0
Volatility	66.53%	64.97%	53.99%
Annual dividend per share	$0.00	$0.00	$0.00
Risk free interest rate	5.76%	4.92%	3.97%
Weighted-average fair value of options granted	$1.34	$2.19	$3.50

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

2.    Debt and Bank Borrowing Arrangements

In November 1997, the Company entered into a revolving credit agreement with Comerica Bank. The amount of the facility is $7,500,000 and bore interest at the prime rate of interest which at December 31, 2002 was 4.25%. For the first three months ended March 31, 2003, the facility bore interest at 3.75% which was one-half percentage point below the bank’s prime rate of 4.25%. The balance of the revolving line of credit at December 31, 2002 was $2,390,000 and was $1,500,000 at March 31, 2003. Pursuant to the loan, the Company is subject to certain covenants, which include, among other things, the maintenance of minimum net worth, minimum ratio of quick assets to current liabilities, and maximum ratio of total liabilities to net worth. As of December 31, 2002 and March 31, 2003, the Company was in compliance with these covenants. The line of credit is collateralized by substantially all of the Company’s assets and is payable on demand.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company entered into a $500,000 capital equipment loan agreement with Comerica Bank during the third quarter of 1999. The capital equipment loan bears interest at a fixed interest rate of 8.18%, as of December 31, 2002, and is payable in monthly installments of $8,333 expiring July 2004. There is a prepayment penalty on the loan. The equipment serves as the collateral for the loan.

Future scheduled capital equipment loan payments are as follows:

Year Ending December 31:
2003	100,000
2004	58,000

$158,000

3.    Income Taxes

The provision (benefit) for income taxes is comprised of the following for the year ended December 31:

	2000	2001	2002
Current	$104,000	$167,000	$(109,000)
Deferred	—	641,000	1,556,000

	$104,000	$808,000	$1,447,000

The components of the Company’s deferred tax asset (liability) as of December 31, 2001 and 2002 are as follows:

	December 31,
	2000	2001	2002
Current Asset (Liability):
Inventory adjustments	$299,000	$379,000	$460,000
Vacation accrual	113,000	121,000	201,000
Bad debt allowance	33,000	47,000	48,000
Warranty reserve	—	—	256,000
Net operating loss—carryforwards	—	1,129,000	440,000
Other	2,000	52,000	(48,000)

	$447,000	$1,728,000	$1,357,000

Noncurrent (Liability) Asset:
Depreciation and amortization	$42,000	$(609,000)	$(2,128,000)
Tax credit carryforwards	2,371,000	—	257,000
Other	(1,152,000)	—	77,000

	$1,261,000	$(609,000)	$(1,794,000)

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective income tax rate for the years ended December 31, 2000, 2001 and 2002 differs from the Federal statutory income tax rate due to the following items:

	December 31,
	2000	2001	2002
Income before taxes	$5,197,000	$4,837,000	$4,132,000

Provision for income taxes at federal statutory rate (34%)	1,766,980	1,644,580	1,405,000
State income taxes, net of federal benefit	252,055	234,595	98,000
Reduction of valuation allowance	(1,839,000)	(1,152,000)	—
Other	(76,035)	80,825	(56,000)

Provision (benefit) for income taxes	$104,000	$808,000	$1,447,000

Effective tax rate	2.0%	16.70%	35.00%

As of December 31, 2002, the Company had net operating loss carryforwards for federal tax purposes of approximately $1.3 million. The carryforwards will begin to expire in 2009. In addition, the Company had a state Manufacturing Investment Credit carryforward of approximately $.3 million. This carryforward will begin to expire in 2003.

4.    Costs in Excess of Net Assets Acquired

The following table sets forth what net income would have been exclusive of goodwill amortization for the years ended December 31, 2000, 2001, and 2002 (in thousands.)

	Years Ended December 31,
	2000	2001	2002
Reported net income	$5,093	$4,029	$2,685
Add back: Goodwill amortization, net of tax	167	167	—
Adjusted net income	$5,260	$4,196	$2,685

5.    Commitments and Contingencies

a.  Operating Lease Obligations

The Company leases certain of its manufacturing facilities under noncancelable operating leases expiring at various dates through October 2015. The Company incurred rental expense under these leases of $691,365, $792,458 and $1,095,560 for the years ended 2000, 2001 and 2002, and $273,225 for the three months ended March 31, 2003, respectively. The approximate minimum rental commitments required under existing noncancelable leases as of December 31, 2002 are as follows:

2003	$1,150,000
2004	1,183,000
2005	1,110,000
2006	220,000
Thereafter	1,980,000

$5,643,000

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.  Legal Proceedings

From time to time, the Company is involved in legal proceedings incidental to its business. The Company believes that pending actions, individually and in the aggregate, will not have a material adverse effect on its financial condition, results of operations or cash flows, and that adequate provision has been made for the resolution of such actions and proceedings.

c.  Warranty Reserve

The U.S. Government Defense Logistics Agency (DLA) notified the Company on March 27, 2002, that 3 lots of Ceradyne’s small arms protective inserts (SAPI) for light weight ceramic armor shipped in January 2002 failed to pass ballistics reverification tests by the Government’s designated independent commercial testing laboratory. During the period of December 2001 through March 27, 2002, the Company had shipped approximately $5.1 million under its existing contract with the DLA. Subsequent to March 27, 2002, the DLA directed the independent testing laboratory to perform reverification testing and $3.4 million of the shipments were not in testing compliance.

Since first being notified of these issues on March 27, 2002, the Company voluntarily stopped producing its original SAPI design and has been actively working with the Government to understand the quality and testing issues and to resolve the status and disposition of the SAPI plates in question. The Company has completed the development of a modified design for its ceramic SAPI armor plates. Independently performed tests by the Government’s designated testing laboratory of the modified design have been successful and the “first article” (initial production parts) of this modified design was approved in June 2002. In July 2002, the Company received a $5.3 million delivery order from the U.S. Army for its newly designed, robust small arms protective inserts (SAPI) Design II. Shipments began in July 2002 and are expected to be complete during the fourth quarter of 2002.

On August 7, 2002, the Company signed an amendment to the contract with the Government regarding certain of the SAPI plates shipped in December 2001, and the first quarter 2002. The amendment requires that the Company correct or replace at its expense all supplies of the product that did not meet the original contractual requirements. The warranty items are to be delivered over the period from October 2002 through June 2003. The Company estimates the cost to rework and upgrade the SAPI plates at approximately $650,000 and set up a warranty reserve in that amount, recorded in the second quarter ended June 30, 2002 against cost of product sales. As of December 31, 2002, the balance of the reserve was $596,000.

Changes in the product warranty accrual for the year ended December 31, 2002 and the three months ended March 31, 2003 were as follows:

Warranty accrual, December 31, 2001	$—
Change in liability for warranties issued during the period	650,000
Warranty expenditures	(54,000)

Warranty accrual, December 31, 2002	596,000
Warranty expenditures	(415,000)

Warranty accrual, March 31, 2003 (unaudited)	$181,000

6.    Disclosure About Segments of Enterprise and Related Information

The Company serves its markets and manages its business through three divisions, each of which has its own manufacturing facilities and administrative and selling functions. The Company’s Advanced Ceramic

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operations, located in Costa Mesa and Irvine, California, primarily produces armor and orthodontic products, components for semiconductor equipment, and houses the Company’s SRBSN research and development activities. The Company’s cathode development and production are handled through its Semicon Associates division located in Lexington, Kentucky. Fused silica products, including missile radomes, are produced at the Company’s Thermo Materials division located in Scottdale, Georgia.

SEGMENT STATEMENT OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2000, 2001, AND 2002

(amounts in thousands)

	Advanced Ceramic Ops			Semicon Associates			Thermo Materials			Totals
	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002
Revenue from external customers	$31,250	$31,026	$47,291	$7,191	$7,709	$6,042	$7,489	$6,604	$7,905	$45,930	$45,339	$61,238

Depreciation and amortization	$1,564	$1,641	$2,001	$362	$451	$456	$286	$393	$484	$2,212	$2,485	$2,941

Segment income (loss) before provision (benefit) for income taxes	$3,389	$3,754	$4,132	$895	$1,493	$403	$913	$(410)	$(403)	$5,197	$4,837	$4,132

Segment assets	$27,298	$35,398	$53,423	$5,994	$6,575	$5,897	$5,171	$5,978	$6,659	$38,463	$47,951	$55,294

Expenditures for segment assets of PP&E	$1,211	$5,746	$4,717	$394	$384	$241	$809	$835	$627	$2,414	$6,965	$5,585

U.S. net sales (in %)	63%	60%	74%	12%	14%	8%	12%	10%	7%	87%	84%	89%
Foreign net sales (in %)	5%	8%	3%	4%	3%	2%	4%	5%	6%	13%	16%	11%
Total net sales (in %)	68%	68%	77%	16%	17%	10%	16%	15%	13%	100%	100%	100%

SEGMENT STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED

MARCH 31, 2002 AND 2003

(amounts in thousands)

							Totals
	Advanced Ceramic Operations		Semicon Associates		Thermo Materials		Three months ended March 31,
	2002	2003	2002	2003	2002	2003	2002	2003
							(unaudited)
Revenue from external customers	$11,523	$14,418	$1,491	$1,736	$1,664	$3,028	$14,678	$19,182

Depreciation and amortization	$444	$586	$113	$117	$129	$116	$686	$819

Segment income (loss) before provision (benefit) for income taxes	$961	$2,052	$73	$173	$(143)	$101	$891	$2,326

Segment assets	$39,180	$44,209	$6,579	$6,181	$5,987	$7,485	$51,746	$57,875

Expenditures for segment assets of PP&E	$1,911	$545	$19	$67	$245	$108	$2,175	$720

U.S. net sales (in %)	75%	73%	8%	8%	5%	11%	88%	92%
Foreign net sales (in %)	4%	2%	2%	1%	6%	5%	12%	8%
Total net sales (in %)	79%	75%	10%	9%	11%	16%	100%	100%

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is revenue by product line for Advanced Ceramic Operations for the years and quarters ended:

	December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Semiconductor	$2,407	$1,667	$1,314	$252	$225
Armor	14,489	12,446	26,197	6,650	9,602
Orthodontics	6,511	7,992	7,061	2,054	2,044
Automotive	—	1,270	5,494	926	882
Other	7,843	7,651	7,225	1,641	1,665

	$31,250	$31,026	$47,291	$11,523	$14,418

One customer accounted for approximately 14%, 18%, 12%, and 14% of the net sales for the years ended 2000, 2001, 2002 and the three months ended March 31, 2003, respectively.

7.    Stock Options

The Company has a stock option plan, the 1994 Stock Incentive Plan, and an employee stock purchase plan, the 1995 Employee Stock Purchase Plan.

The Company may sell up to 250,000 shares of stock to its full-time employees under the 1995 Employee Stock Purchase Plan. The Company has sold 27,925 shares, 21,765 shares and 29,347 shares in 2000, 2001 and 2002, respectively, under the 1995 Employee Stock Purchase Plan. Employees may purchase shares at the lower of 85 percent of the quoted market value of the shares as determined on the first or last day of the plan year. As of December 31, 2002, the Company has 84,310 shares available under the 1995 Employee Stock Purchase Plan.

The Company may grant options for up to 1,050,000 shares under the 1994 Stock Incentive Plan. The Company has granted options for 1,196,100 shares and has had cancellations of 148,705 shares through December 31, 2002. Options are granted at or above the fair market value at the date of grant and generally become exercisable over a five-year period for Incentive Options and six months for Non-Qualified Options.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s stock option plan at December 31, 2000, 2001 and 2002 and changes during the years then ended is presented in the table and narrative below:

	Shares	Weighted Average Exercise Price
OUTSTANDING, December 31, 1999	628,550	$4.06

Granted	107,900	$6.83
Exercised	(127,990)	(4.23)
Canceled	(11,000)	(4.16)

OUTSTANDING, December 31, 2000	597,460	$4.57

Granted	169,500	$6.83
Exercised	(53,700)	(4.00)
Canceled	(7,500)	(4.84)

OUTSTANDING, December 31, 2001	705,760	$5.15

Granted	161,000	$5.91
Exercised	(66,900)	(4.62)
Canceled	(5,000)	(6.31)

OUTSTANDING, December 31, 2002	794,860	$5.29

Of the 794,860 options outstanding at December 31, 2002, 267,700 have exercise prices between $2.00 and $4.38, with a weighted average exercise price of $3.21, and a weighted average remaining contractual life of five years. The remaining 527,160 options have exercise prices between $4.81 and $8.05, with a weighted average exercise price of $6.36, and a weighted average remaining contractual life of nine years.

8.    Supplemental Retirement Plan

In December 1988 the Board of Directors of the Company approved the adoption of a supplemental retirement plan, the Ceradyne SMART 401(k) Plan (the Plan), in which substantially all employees are eligible to participate after completing 90 days of employment. Participation in the Plan is voluntary. An employee may elect to contribute up to fifteen percent (15% or the maximum deferred tax amount of $11,000 in 2002, whichever is less) of the employee’s pretax compensation as a basic contribution. The Company may contribute any amount which the Board of Directors annually determines appropriate. Company contributions fully vest and are non-forfeitable after the participant has completed five years of service. During the years ended December 31, 2000, 2001 and 2002, the related Company contribution was $82,052, $259,024 and $217,905 respectively.

The Company’s contribution is in the form of shares of its common stock. The number of shares to be contributed will be determined by dividing the total Company match for the Plan year by the higher of the market value per share of common stock as of the end of that Plan year (December 31), or the audited book value per share of common stock as of the end of that Plan year. The participants’ cash contributions may be invested, at their discretion, in several funds. The member can elect to allocate the accumulated and future contributions to their accounts among these funds in increments of 10 percent.

The Company has reserved 250,000 shares of its common stock for possible issuance under the Plan. At December 31, 2002, 42,884 shares were available for issuance under the Plan.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Joint Venture and Joint Development Agreement

On March 11, 1986, the Company sold 526,316 shares of its common stock to Ford Motor Company (Ford) for a gross sales price of $10,000,000. In addition, Ford and the Company formed a joint venture, Ceradyne Advanced Products, Inc. (CAPI), in which the Company acquired a 20 percent interest for $200,000. Ford contributed certain technology in exchange for its 80 percent interest in the joint venture. The Company granted Ford an option to sell Ford’s 80 percent interest in the joint venture to the Company in exchange for 608,020 shares of the Company’s common stock. Ford granted the Company an option to call Ford’s 80 percent interest in the joint venture in exchange for 680,983 shares of the Company’s common stock.

On February 13, 1988, the Company exercised its call option and issued 680,983 shares of its common stock to Ford. The value of the shares issued ($2,043,000) was allocated to the technology acquired and was being amortized over a 20 year period utilizing the purchase method of accounting. In compliance with SFAS No. 142, the Company ceased recording amortization of goodwill on January 1, 2002.

Ford and the Company have also entered into a joint development program to develop a prototype production facility to produce ceramics with automotive applications. Under the terms of the joint development agreement, Ford and the Company share equally in the cost of this project. Ford contributed $270,000 for each of the years ended December 31, 2002, 2001 and 2000. In addition, Ford contributed $217,000 in October 2002 for fiscal year 2003.

In January 2003, Ford sold its entire remaining ownership interest in Ceradyne of 927,301 shares to mutual funds and private investment funds associated with Needham & Company, Inc. Prior to this transaction, Ford had sold 100,300 shares in the open market during 2002.

10.    Quarterly Financial Information (unaudited)

The results by quarter for 2000, 2001 and 2002 are as follows:

Quarter Ending

	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Net sales	$11,148,000	$11,699,000	$11,493,000	$11,590,000
Gross profit	2,885,000	3,164,000	3,230,000	2,908,000
Net income	1,156,000	1,338,000	1,409,000	1,190,000
Basic income per share	$0.14	$0.16	$0.17	$0.15
Diluted Income per share	$0.14	$0.16	$0.17	$0.14

Quarter Ending

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Net sales	$11,949,000	$11,137,000	$10,178,000	$12,075,000
Gross profit	3,826,000	3,293,000	2,801,000	2,567,000
Net income	1,189,000	1,257,000	658,000	925,000
Basic income per share	$0.14	$0.15	$0.08	$0.10
Diluted income per share	$0.14	$0.15	$0.08	$0.10

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quarter Ending

	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Net sales	$14,678,000	$14,620,000	$14,300,000	$17,640,000
Gross profit	2,889,000	3,001,000	3,242,000	3,949,000
Net income	579,000	507,000	662,000	937,000
Basic income per share	$0.07	$0.06	$0.08	$0.11
Diluted income per share	$0.07	$0.06	$0.08	$0.11

INSIDE BACK COVER GRAPHICS:

The page shows three depictions of Ceradyne products and the applications for which they are used.

Depiction 1 (upper left 1/3 of page):	Photo at the left shows ceramic radomes (nose cones) for missiles on a manufacturing line. Photo to the right shows PAC-3 missile launch.

Text adjacent, above Depiction 1:	We are expanding our production facilities to manufacture the ceramic radomes (nose cones) for the PAC-3 and Arrow tactical missiles. (Photo depicts PAC-3 launch.)

Depiction 2 (middle 1/3 of page):

Shows photos related to Ceradyne’s ceramic crucibles used for the production of photovoltaic cells. Picture on left shows ceramic crucible being manufactured. Picture in the middle shows a house equipped with solar panels and inset image provides close up view of two solar panels.

Text adjacent, above Depiction 2:

We are producing fused silica ceramic crucibles (receptacles) for melting silicon (center left). The silicon is then made into a photovoltaic solar cell (center right), which converts sunlight to electricity.

Depiction 3 (lower 1/3 of page):	Photo on the left shows manufacture of ceramic impregnated cathode. Photo on right shows ceramic impregnated cathode.

Text adjacent to the left side of Depiction 3:	We produce ceramic impregnated cathodes (bottom right) which are used in microwave tubes in areas such as military electronic countermeasures, satellite communications, and medical lasers.

[Ceradyne, Inc. Logo]

PROSPECTUS

Until                     , 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Needham & Company, Inc.	A.G. Edwards & Sons, Inc.

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Nasdaq National Market fee for listing additional shares and the NASD filing fee.

SEC registration fee	$2,702
NASD filing fee	3,839
Nasdaq National Market fee	17,500
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	$750,000

*	To be supplied by amendment.

Item 15.    Indemnification of Directors and Officers

(a)    As permitted by Delaware law, our certificate of incorporation eliminates the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except to the extent otherwise required by Delaware law.

(b)    Our bylaws provide that we will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person was or is our director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware law.

(c)    We maintain liability insurance for the benefit of our officers and directors.

(d)    Our bylaws give us the ability to enter into indemnification agreements with any of our directors, officers, employees or agents. We have entered into indemnification agreements with each of our directors and executive officers which provide for the indemnification of such directors and executive officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16.    Exhibits

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1		Certificate of Incorporation of the Registrant. Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-B, filed on June 8, 1987 (File No. 000-13059).

3.2		Bylaws of the Registrant. Incorporated herein by reference to Exhibit 3.2 to the Registrant’s Form 10-Q Report for the period ended June 30, 1996, filed on August 13, 1996 (File No. 000-13059).

3.3

Amendment to Bylaws of the Registrant, adopted April 29, 1996. Incorporated herein by reference to Exhibit 3.3 to the Registrant’s Form 10-Q Report for the period ended June 30, 1996, filed on August 13, 1996 (File No. 000-13059).

Exhibit No.	Description

5.1*	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

10.1

Lease between Trico Rents and the Registrant dated March 23, 1984, covering premises located at 235 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, filed on May 1, 1984 (File No. 2-90821).

10.2

Lease covering premises located at 3169-A Red Hill Avenue, Costa Mesa, California, dated October 28, 1985. Incorporated herein by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.3

Patent and Technology Transfer Agreement between Ford Motor Company and Ceradyne Advanced Products, Inc. dated March 11, 1986. Incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.4

License Agreement between the Registrant and Ceradyne Advanced Products, Inc., dated March 11, 1986. Incorporated herein by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.5

License Agreement between Ford Motor Company and the Registrant dated March 11, 1986. Incorporated herein by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.6

Joint Development Agreement between the Registrant and Ford Motor Company dated March 11, 1986. Incorporated herein by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.7

Lease dated March 31, 1986 covering premises located at 3163 Red Hill Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.45 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.8

Lease dated August 5, 1986 covering premises located at 225 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.46 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.9

Short-form Memorandum of Lease Assignment dated December 15, 1986, and Lease dated June 23, 1980, covering premises located at 3449 Church Street, Scottdale, Georgia. Incorporated herein by reference to Exhibit 10.47 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.10

Joint Development Agreement dated March 28, 1986 between Unitek Corporation and the Registrant, and First and Second Amendments thereto. Incorporated herein by reference to Exhibit 10.52 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.11

Ceradyne, Inc. 1994 Stock Incentive Plan. Incorporated herein by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 31, 1995 (File No. 000-13059).

10.12	Ceradyne, Inc. 1995 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-8, filed on August 8, 1995 (File No. 33-61677).

10.13

Amendment No. 2, dated June 5, 1995, to Lease between Trico Rents and the Registrant covering premises located at 235 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.14

Amendment No. 2, dated June 5, 1995, to Lease covering premises located at 3169-A Red Hill Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

Exhibit No.		Description

10.15

Amendment No. 2, dated June 5, 1995, to Lease dated March 31, 1986 covering premises located at 3163 Red Hill Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.16

Amendment No. 2, dated June 5, 1995, to Lease dated August 5, 1986 covering premises located at 225 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.17

Amendment No. 1 to the Ceradyne, Inc. 1995 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8, filed on June 28, 2001 (File No. 333-64078).

10.18

Agreement to Extend Lease and Increase Rental Between Ida S. Borochoff and Lance Borochoff as Co-Trustees of the Charles Z. Borochoff Marital Trust created under the Will of Charles Z. Borochoff, as Landlord and CERADYNE, INC., as Successor to Thermo Materials Corporation, as Tenant. Incorporated herein by reference to Exhibit 10.33 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003 (File No. 000-13059).

10.19

Amendment No. 7 to the Ceradyne, Inc. 1994 Stock Incentive Plan. Incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003 (File No. 000-13059).

10.20	*	Ceradyne, Inc. 2003 Stock Incentive Plan.

21.1		Subsidiaries of the Registrant.

23.1		Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2		Consent of Independent Accountants, PricewaterhouseCoopers LLP.

23.3		Note regarding consent of Arthur Andersen LLP.

24.1		Power of Attorney (included on the signature page to this Registration Statement—see page II-5).

*	To be filed by amendment.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 6th day of June, 2003.

CERADYNE, INC.

By:	/s/ Joel P. Moskowitz
Joel P. Moskowitz Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

We, the undersigned directors and officers of Ceradyne, Inc., do hereby constitute and appoint Joel P. Moskowitz and Jerrold J. Pellizzon, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Ceradyne, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joel P. Moskowitz Joel P. Moskowitz	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	June 6, 2003

/s/ Jerrold J. Pellizzon Jerrold J. Pellizzon	Chief Financial Officer, Chief Administrative Officer and Secretary (principal financial and accounting officer)	June 6, 2003

/s/ Richard A. Alliegro Richard A. Alliegro	Director	June 6, 2003

/s/ Eduard Bagdasarian Eduard Bagdasarian	Director	June 6, 2003

/s/ Frank Edelstein Frank Edelstein	Director	June 6, 2003

Signature	Title	Date

/s/ Wilford D. Godbold, Jr. Wilford D. Godbold, Jr.	Director	June 6, 2003

/s/ Milton L. Lohr Milton L. Lohr	Director	June 6, 2003

EXHIBIT INDEX

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1		Certificate of Incorporation of the Registrant. Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-B, filed on June 8, 1987 (File No. 000-13059).

3.2		Bylaws of the Registrant. Incorporated herein by reference to Exhibit 3.2 to the Registrant’s Form 10-Q Report for the period ended June 30, 1996, filed on August 13, 1996 (File No. 000-13059).

3.3

Amendment to Bylaws of Registrant, adopted April 29, 1996. Incorporated herein by reference to Exhibit 3.3 to the Registrant’s Form 10-Q Report for the period ended June 30, 1996, filed on August 13, 1996 (File No. 000-13059).

5.1	*	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

10.1

Lease between Trico Rents and the Registrant dated March 23, 1984, covering premises located at 235 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, filed on May 1, 1984 (File No. 2-90821).

10.2

Lease covering premises located at 3169-A Red Hill Avenue, Costa Mesa, California, dated October 28, 1985. Incorporated herein by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.3

Patent and Technology Transfer Agreement between Ford Motor Company and Ceradyne Advanced Products, Inc. dated March 11, 1986. Incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.4

License Agreement between the Registrant and Ceradyne Advanced Products, Inc., dated March 11, 1986. Incorporated herein by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.5

License Agreement between Ford Motor Company and the Registrant dated March 11, 1986. Incorporated herein by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.6

Joint Development Agreement between the Registrant and Ford Motor Company dated March 11, 1986. Incorporated herein by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1985, filed on March 31, 1986 (File No. 000-13059).

10.7

Lease dated March 31, 1986 covering premises located at 3163 Red Hill Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.45 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.8

Lease dated August 5, 1986 covering premises located at 225 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.46 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.9

Short-form Memorandum of Lease Assignment dated December 15, 1986, and Lease dated June 23, 1980, covering premises located at 3449 Church Street, Scottdale, Georgia. Incorporated herein by reference to Exhibit 10.47 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1986, filed on March 31, 1987 (File No. 000-13059).

10.1	0

Joint Development Agreement dated March 28, 1986 between Unitek Corporation and the Registrant, and First and Second Amendments thereto. Incorporated herein by reference to Exhibit 10.52 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1987, filed on March 31, 1987 (File No. 000-13059).

Exhibit No.		Description

10.11

Ceradyne, Inc. 1994 Stock Incentive Plan. Incorporated herein by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 31, 1995 (File No. 000-13059).

10.12		Ceradyne, Inc. 1995 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-8, filed on August 8, 1995 (File No. 33-61677).

10.13

Amendment No. 2, dated June 5, 1995, to Lease between Trico Rents and the Registrant covering premises located at 235 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.14

Amendment No. 2, dated June 5, 1995, to Lease covering premises located at 3169-A Red Hill Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.15

Amendment No. 2, dated June 5, 1995, to Lease dated March 31, 1986 covering premises located at 3163 Red Hill Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.16

Amendment No. 2, dated June 5, 1995, to Lease dated August 5, 1986 covering premises located at 225 Paularino Avenue, Costa Mesa, California. Incorporated herein by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1, filed on September 1, 1995 (File No. 33-62345).

10.17

Amendment No. 1 to the Ceradyne, Inc. 1995 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8, filed on June 28, 2003 (File No. 333-64078).

10.18

Agreement to Extend Lease and Increase Rental Between Ida S. Borochoff and Lance Borochoff as Co-Trustees of the Charles Z. Borochoff Marital Trust created under the Will of Charles Z. Borochoff, as Landlord and CERADYNE, INC., as Successor to Thermo Materials Corporation, as Tenant. Incorporated herein by reference to Exhibit 10.33 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003 (File No. 000-13059).

10.19

Amendment No. 7 to the Ceradyne, Inc. 1994 Stock Incentive Plan. Incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003 (File No. 000-13059).

10.20	*	Ceradyne, Inc. 2003 Stock Incentive Plan.

21.1		Subsidiaries of the Registrant.

23.1		Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2		Consent of Independent Accountants, PricewaterhouseCoopers LLP.

23.3		Note regarding consent of Arthur Andersen LLP.

24.1		Power of Attorney (included on the signature page to this Registration Statement—see page II-5).

*	To be filed by amendment.